Filed pursuant to Rule 424(b)(5)

Registration No. 333-62290

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 6, 2001)

7,000,000 Shares of Common Stock

Common Stock

We are offering to sell up to 7,000,000 shares of our common stock directly to a prospective purchaser at a price per share of $10.00. If the official closing price, which we refer to as the “closing market price,” of our common stock on the Nasdaq National Market on the day on which the shares are approved for inclusion on the Nasdaq National Market, subject only to official notice of issuance (or, if we receive this approval after 5:30 p.m., Eastern Standard Time, then the closing market price on the day following receipt of this approval), is less than $10.00 per share, then the purchase price per share will be the closing market price and the number of shares to be offered to the prospective purchaser, as determined by us in our sole discretion, will either remain 7,000,000 shares or be reduced to a number of shares that we will determine in our sole discretion, provided that the product of the reduced number of shares multiplied by the closing market price is not less than $25 million. If the closing market price is less than $10.00 per share, then we will have the right to terminate our purchase agreement with the prospective purchaser. Assuming that the closing market price is at least $10.00 per share and that, therefore, 7,000,000 shares of our common stock are sold in this offering, we will receive proceeds of approximately $70 million from the sale of the shares of common stock, before deducting offering expenses. Our common stock is listed on the Nasdaq National Market under the trading symbol “SYNM”. The last reported sale price of our common stock on the Nasdaq National Market on March 16, 2005 was $10.68 per share.

Investing in our common stock involves risks. Please read the “Risk Factors” section beginning on page S-5 of the prospectus supplement and page 4 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement is dated March 17, 2005.

Page
Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT	i
CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS	ii
DOCUMENTS INCORPORATED BY REFERENCE	ii
THE COMPANY	1
THE OFFERING	4
RISK FACTORS	5
CAPITALIZATION	16
USE OF PROCEEDS	17
DILUTION	18
PLAN OF DISTRIBUTION	26
LEGAL MATTERS	26
EXPERTS	26

Prospectus
ABOUT THIS PROSPECTUS	2
ABOUT SYNTROLEUM CORPORATION	3
FORWARD-LOOKING STATEMENTS	3
RISK FACTORS	4
USE OF PROCEEDS	12
DILUTION	12
RATIO OF EARNINGS TO FIXED CHARGES	12
DESCRIPTION OF DEBT SECURITIES	13
DESCRIPTION OF CAPITAL STOCK	20
DESCRIPTION OF WARRANTS	31
WHERE YOU CAN FIND MORE INFORMATION	32
PLAN OF DISTRIBUTION	33
LEGAL OPINIONS	35
EXPERTS	35

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is part of a registration statement that we have filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, we are offering to sell shares of our common stock using this prospectus supplement and the accompanying prospectus. The prospectus supplement describes the specific terms of the common stock offering. The accompanying base prospectus gives more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus. If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

As used in this prospectus supplement, the terms “Syntroleum,” “we,” “our” or “us” mean Syntroleum Corporation, a Delaware corporation, and its predecessors and subsidiaries, unless the context indicates otherwise.

i

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This prospectus supplement includes forward-looking statements as well as historical facts. These forward-looking statements include statements relating to the Syntroleum Process and related technologies including Synfining, gas-to-liquids (“GTL”) plants based on the Syntroleum Process, including our barge-mounted GTL plants, anticipated costs to design, construct and operate these plants, the timing of commencement and completion of the design and construction of these plants, expected production of ultra-clean diesel fuel, obtaining required financing for these plants and our other activities, the economic construction and operation of GTL plants, the value and markets for plant products, testing, certification, characteristics and use of plant products, the continued development of the Syntroleum Process (alone or with co-venturers), our sub-quality gas monetization project and the economic production of oil and gas reserves, anticipated capital expenditures, anticipated expense reductions, anticipated cash outflows, anticipated expenses, use of proceeds from our equity offerings, anticipated revenues, availability of catalyst materials, our support of and relationship with our licensees, and any other statements regarding future growth, cash needs, capital availability, operations, business plans and financial results. When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are intended to be among the statements that identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these kinds of statements involve risks and uncertainties. Actual results may not be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are described under “Risk Factors” beginning on page S-5 of this prospectus supplement and page 4 of the accompanying prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

In addition to any documents incorporated by reference in the accompanying prospectus, this prospectus supplement incorporates by reference the following documents:

•	our Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 16, 2005 (our “2004 Form 10-K”);

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2005;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2005;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2005;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 17, 2005;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2005; and

•	the description of our common stock and associated preferred stock purchase rights contained in Amendment No. 2 to our Current Report on Form 8-K/A dated June 17, 1999, filed with the Securities and Exchange Commission on October 29, 2004.

We will provide a free copy of these filings (without exhibits which can be obtained for a nominal charge). Contact us at (918) 592-7900, attention: Bonnie Medlicott-Benway to order a copy of these filings.

ii

THE COMPANY

We are seeking to develop and employ innovative technology to acquire and cause the production of stranded energy assets in various regions of the world. We are focusing our efforts on:

•	projects that will allow us to use our proprietary processes for converting natural gas, or synthesis gas from other sources, into synthetic liquid hydrocarbons, a process generally known as gas-to-liquids (“GTL”) technology, utilizing Fischer-Tropsch synthesis; and

•	projects in which we are directly involved in the field development, production and processing of hydrocarbons, including projects that involve traditional methods of production and processing, projects that may later include the use of our GTL technology and projects that utilize other available technology.

We seek to form joint ventures and acquire equity interests in oil and gas development projects where GTL is critical to a project’s success by monetizing remote and/or stranded natural gas. These efforts include projects that would involve development, production and processing of hydrocarbons using our GTL and other traditional technologies and projects in which we would only process developed gas using our GTL technology on a fee basis. We are pursuing these projects internationally, including our project offshore Nigeria on Oil Mining Lease 113 (“OML 113”). We also license our GTL technologies, which we refer to as the “Syntroleum Process” and the ‘Synfining Process,” to others. We believe that our use of air in the conversion process provides our technology with a competitive advantage compared to other technologies that use pure oxygen, thereby allowing us to build smaller footprint plants, like our barge-mounted GTL plant (“Syntroleum GTL Barge”), and to avoid the safety risks associated with pure oxygen.

We are currently investing a significant amount of our resources into our Syntroleum GTL Barge, our project offshore Nigeria on OML 113, and our gas monetization projects using available processing technologies in the United States, which are all described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments During 2004 and Early 2005 – Commercial and Licensee Projects” in Item 7 of our 2004 Form 10-K. We believe that these projects offer the greatest potential to meet our objective of generating near-term cash flow and utilizing the advantages of our processes. We also have projects ongoing and at varying stages of development with co-venturers and licensees in various geographical areas, including Egypt, Malaysia, Nigeria, Papua New Guinea, Qatar, Saudi Arabia, the United States and the Commonwealth of Independent States. We expect to incur increases in our costs as we continue to develop and commercialize these projects. Our longer-term survival will depend on our ability to obtain additional revenues or financing.

We are incurring substantial operating and research and development costs with respect to developing and commercializing the Syntroleum Process, our proprietary process of converting natural gas into synthetic liquid hydrocarbons, and the Synfining Process, our proprietary process for refining synthetic liquid hydrocarbons produced by the Syntroleum Process, and do not anticipate recognizing any significant revenues from licensing our technology or from production from either a GTL fuel or specialty plant in the near future. As a result, we expect to continue to operate at a loss until sufficient revenues are recognized from licensing activities, or commercial operation of GTL plants or non-GTL projects we are developing.

During the past five years, we have been focusing on commercializing the Syntroleum Process and Synfining Process by working with our licensees and others to develop GTL projects and our own gas monetization projects. We began business as GTG, Inc. on November 15, 1984. On April 25, 1994, GTG, Inc. changed its name to Syntroleum Corporation. On August 7, 1998, Syntroleum Corporation merged into SLH Corporation. SLH Corporation was the surviving entity in the merger and was renamed Syntroleum Corporation. Syntroleum Corporation was later re-incorporated in Delaware on June 17, 1999 through its merger into a Delaware corporation that was organized on April 23, 1999.

GTL Projects

The Syntroleum Process produces synthetic liquid hydrocarbons that are substantially free of contaminants normally found in conventional products made from crude oil. These synthetic liquid hydrocarbons can be further processed into higher margin products through conventional refining processes and our Synfining Process. These products include:

•	Ultra-clean liquid fuels for use in internal combustion engines, jet/turbine engines and fuel cells; and

•	Specialty products, such as synthetic lubricants, process oils, high melting point waxes, liquid normal paraffins, drilling fluids, and chemical feedstocks.

We believe the key advantages of our GTL technology over traditional GTL technologies are (1) the use of air in the conversion process, which is inherently safer than the requirement for pure oxygen in other GTL technologies and (2) the use of our proprietary catalysts, which will provide operating cost efficiencies through longer operating life than previous catalysts. We believe these advantages will reduce capital and operating costs of GTL plants based on our GTL technologies and permit smaller plant sizes, including mobile plants that could be mounted on barges and ocean-going vessels. Based on demonstrated research, including the advancement of our technology from the laboratory to pilot plant and demonstration facility scales, we believe the Syntroleum Process can be economically applied in GTL plants with GTL throughput levels from 12,000 to over 100,000 barrels per day (“b/d”) depending upon the volume amount of oil, condensate, and liquefied petroleum gas or propane (“LPG”) that is produced along with the natural gas. We believe the advantages afforded by the Syntroleum Process together with the large worldwide resource base of stranded natural gas provide significant market opportunities for the use of this technology by us and our licensees in the development of commercial GTL plants. These market opportunities include the application of our technology to natural gas reserves that have not yet been developed due to the limited markets available and those that are currently being flared, vented or re-injected or to coal reserves that are not currently being produced due to environmental concerns or their distance to market. These reserves are typically referred to as “stranded reserves”.

While we have not yet built a commercial-scale GTL plant based on the Syntroleum Process, we have demonstrated numerous elements and variations of the major catalytic reactions that are part of the Syntroleum Process. These major catalytic reactions include the autothermal reforming of natural gas to Synthesis Gas, or Syngas, and the Fischer-Tropsch synthesis to convert the Syngas into paraffin-like synthetic crude. We have also demonstrated our Synfining Process, which involves the hydro-treating/hydro-cracking of the synthetic crude to produce finished products. We have completed numerous tests and observations on each of these reactions in demonstration plant operations, pilot plant operations and laboratory tests, including:

•	operation of the demonstration plant located at the Tulsa Port of Catoosa (the “Catoosa Demonstration Facility” or “CDF”) since March 2004 as part of the Department of Energy (“DOE”) Ultra-Clean Fuels Production and Demonstration Project ( the “DOE Catoosa Project”) with Marathon Oil Company (“Marathon”);

•	operation of the Cherry Point Refinery demonstration facility in Blaine, Washington with Atlantic Richfield Company for approximately one year;

•	several years of operations at our Tulsa-based pilot plant under various operating conditions; and

•	preparation and testing of various concepts and designs in our laboratories.

These reactions have produced synthetic liquid hydrocarbons in anticipated amounts.

We currently have a number of licensing agreements with oil companies plus the Commonwealth of Australia and have active projects under development with current licensees Ivanhoe Energy, Inc. and Marathon. These agreements are described under “ – Licensing Agreements” in Item 1 of our 2004 Form 10-K. In addition, we are pursuing the development of the Syntroleum GTL Barge and various projects in Egypt, Malaysia, Nigeria, Papua

New Guinea, Qatar, Saudi Arabia, the United States and the Commonwealth of Independent States. We also have strategic relationships with various companies in support of the Syntroleum Process, including AMEC Process and Energy Ltd. and Mustang Engineering, L.P., with which we have entered into agreements allowing access to our confidential engineering systems, technology and information.

Development, Production and Processing Projects

We are pursuing projects in which we intend to participate in the development, production and processing of hydrocarbons. These include projects that involve traditional methods of production and processing, projects that may later include the use of our GTL technologies and projects that utilize other technologies.

One of the projects we are pursuing is our OML 113 project offshore Nigeria. The license covers approximately 413,000 acres, and we believe that areas in this lease have the potential to contain a significant amount of oil, condensate, natural gas liquids and natural gas. We have signed agreements to begin the appraisal of the field, and the initial appraisal well is scheduled to begin in the second or third quarter of 2005, subject to governmental approvals and other contingencies. We expect to develop and begin to produce potential oil reserves we believe may be contained in OML 113 prior to installing and operating a GTL facility for this project.

We are also pursuing natural gas monetization projects with prospects for short-term revenues to provide us with cash flow as we pursue long lead-time GTL projects. One of the gas monetization projects we are currently pursuing involves gas reserves located in the United States that do not currently meet pipeline specifications because of impurities in the produced gas. When these sub-quality gas reserves are located in smaller fields, they are typically not produced because they do not meet pipeline requirements and the use of traditional gas separation technology has been considered uneconomic. We believe that these reserves can be economically produced through the use of various separation technologies that remove a significant amount of the inert elements in the gas to meet pipeline specifications at a cost that is economic. We have located fields with identified reserves of sub-quality gas and have acquired interests in some of these fields, primarily in the Central Kansas Uplift, through the assistance of geologists, land personnel and petroleum engineers with whom we have entered into consulting agreements, as well as our own staff. We continue to pursue the acquisition of some of the other fields that we have located.

We are also seeking opportunities to install gas processing plants to upgrade the quality of the gas, as well as related production and gathering facilities, through similar consulting arrangements. We expect to acquire the gas processing plants from various third-party suppliers to process natural gas produced by ourselves and third-parties. Depending upon the demand for sub-quality gas plants, we may seek debt or equity financing in the capital markets to enable us to further pursue these opportunities.

THE OFFERING

Common stock offered by Syntroleum	7,000,000 shares

Common stock outstanding before the offering	47,240,629 shares

Common stock outstanding after the offering	54,240,629 shares

Nasdaq National Market symbol (common stock)	SYNM

If the official closing price, which we refer to as the “closing market price,” of our common stock on the Nasdaq National Market on the day on which the shares are approved for inclusion on the Nasdaq National Market, subject only to official notice of issuance (or, if we receive this approval after 5:30 p.m., Eastern Standard Time, then the closing market price on the day following receipt of this approval), is less than $10.00 per share, then the purchase price per share will be the closing market price and the number of shares to be offered to the prospective purchaser, as determined by us in our sole discretion, will either remain 7,000,000 shares or be reduced to a number of shares that we will determine in our sole discretion, provided that the product of the reduced number of shares multiplied by the closing market price is not less than $25 million. If the closing market price is less than $10.00 per share, then we will have the right to terminate our purchase agreement with the prospective purchaser. The amounts provided in the table above under “Common stock offered by Syntroleum” and “Common stock outstanding after the offering” assume that the closing market price will be at least $10.00 and that, therefore, 7,000,000 shares are sold in this offering.

The number of shares outstanding before and after the offering excludes (i) 6,955,370 shares reserved for issuance under our stock option and incentive plans, of which options to purchase 4,190,856 shares at a weighted average option price of $6.71 and unvested restricted stock units totaling 144,819 shares have been issued, (ii) 4,500,848 shares issuable at a weighted average exercise price of $4.78 per share upon exercise of other outstanding warrants and options and (iii) up to approximately 4,095,150 shares issuable at a minimum conversion price of $6.00 per share upon conversion of outstanding indebtedness, in each case as of March 16, 2005. See Note 5 to our consolidated financial statements included in our 2004 Form 10-K for a description of our convertible indebtedness.

RISK FACTORS

You should carefully consider the risks described below, in addition to the other information in this prospectus supplement and the related prospectus, including the information incorporated by reference herein, before making an investment decision. The risks and uncertainties described below are all of the material risks facing our company.

If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment in us.

Risks Related to the Offering

The concentrated ownership of our common stock may have the effect of delaying or preventing a change of control of our company.

As of March 16, 2005, our directors and officers beneficially owned approximately 34% of the outstanding shares of our common stock. As a result, our directors and officers, to the extent they act together, will be in a position to significantly influence the outcome of matters requiring a stockholder vote, including the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and the approval of mergers and other significant corporate transactions. This concentrated ownership of our common stock may have the effect of delaying or preventing a change of control of our company.

Our stock price may continue to be volatile and could decline following this offering.

Historically, the market price of our common stock has been very volatile. The trading price of our common stock is expected to continue to be subject to substantial volatility in response to numerous factors, including publicity regarding actual or potential results with respect to development of the Syntroleum Process and design, construction and commercial operation of plants using our process, announcements of technological innovations by others with competing GTL processes, developments concerning intellectual property rights, including claims of infringement, annual and quarterly variances in operating results, changes in energy prices, competition, changes in financial estimates by securities analysts, any differences in actual results and results expected by investors and analysts, investor perception of our favorable or unfavorable prospects and other events or factors. In addition, the stock market has experienced and continues to experience significant price and volume volatility that has affected the market price of equity securities of many companies. This volatility has often been unrelated to the operating performance of those companies. These broad market fluctuations may adversely affect the market price of our common stock. We are required to maintain standards for listing of our common stock on the National Market System of the Nasdaq Stock Market, and we cannot assure you that we will be able to do so. There is no guarantee that an active public market for our common stock will be sustained.

Provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company, which could decrease the value of our common stock.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it difficult for a third party to acquire our company without the consent of our board of directors. The provisions of our certificate of incorporation and bylaws include a classified board of directors with staggered terms, supermajority voting requirements for business combinations with owners of 10% or more of our common stock and restrictions on the ability of stockholders to take action by written consent. In addition, our board of directors has adopted a stockholder rights plan, and is authorized to set the terms of our preferred stock without stockholder approval. Delaware law also imposes some restrictions on mergers and other business combinations between our company and owners of 15% or more of our common stock. These provisions apply even if an acquisition proposal is considered beneficial by some stockholders and could depress the value of our common stock.

Future sales of our common stock could adversely affect our stock price.

Substantial sales of our common stock in the public market, or the perception by the market that those sales could occur, could lower our stock price or make it difficult for us to raise additional equity capital in the future. These sales could include sales of shares of our common stock by our directors and officers, who beneficially owned approximately 34% of the outstanding shares of our common stock as of March 16, 2005. We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will harm the market price for our common stock or our ability to raise capital by offering equity securities.

You will suffer immediate dilution of your investment, and are subject to future dilution by the exercise of currently outstanding options, warrants and convertible debt.

Because the offering price of the common stock is higher than the net tangible book value per share of our common stock after this offering, you will incur immediate dilution of approximately $8.97 in net tangible book value for each share of common stock you purchase, assuming that 7,000,000 shares of our common stock are sold at a price of $10.00 per share in this offering. Please see “Dilution.”

As of March 16, 2005, there were options outstanding to purchase up to 4,190,856 shares of common stock at prices from $1.49 to $19.88 per share and unvested restricted stock units totaling 144,819 shares under our stock option and incentive plans, additional warrants and options outstanding to purchase up to 4,500,848 shares of common stock at a weighted average exercise price of $4.78 per share and outstanding indebtedness convertible into up to approximately 4,095,150 shares of common stock at a minimum conversion price of $6.00 per share. If currently outstanding options, warrants to purchase shares of our common stock and convertible debt are exercised or converted, your investment may be further diluted.

Risks Relating to Our Technology

We might not successfully commercialize our technology, and commercial-scale GTL plants based on the Syntroleum Process may never be successfully constructed or operated.

We do not have significant experience managing the financing, design, construction or operation of commercial-scale GTL plants, and we may not be successful in doing so. No commercial-scale GTL plant based on the Syntroleum Process has been constructed to date. A commercial-scale GTL plant based on the Syntroleum Process may never be successfully built either by us or by our licensees. Success depends on our ability and the ability of our licensees to economically design, construct and operate commercial-scale GTL plants based on the Syntroleum Process. Successful commercial construction and operation of a GTL plant based on the Syntroleum Process depends on a variety of factors, many of which are outside our control.

Commercial-scale GTL plants based on the Syntroleum Process might not produce results necessary for success, including results demonstrated on a laboratory, demonstration and pilot plant basis.

A variety of results necessary for successful operation of the Syntroleum Process could fail to occur at a commercial plant, including reactions successfully tested on a laboratory, demonstration plant and pilot plant basis. Results that could cause commercial-scale GTL plants to be unsuccessful include:

•	lower reaction activity than that demonstrated in laboratory, demonstration plant and pilot plant operations, which would increase the amount of catalyst or number of reactors required to convert synthesis gas into liquid hydrocarbons and increase capital and operating costs;

•	shorter than anticipated catalyst life, which would require more frequent catalyst regeneration, catalyst purchases, or both, and increase operating costs;

•	excessive production of gaseous light hydrocarbons from the Fischer-Tropsch reaction compared to design conditions, which would lower the anticipated amount of liquid hydrocarbons produced and would lower revenues and margins from plant operations;

•	inability of the gas turbines or heaters integrated into the Syntroleum Process to burn the low-heating-value tail gas produced by the process, which would result in the need to incorporate other methods to generate horsepower for the compression process that may increase capital and operating costs; and

•	higher than anticipated capital and operating costs to design, construct and operate a GTL plant.

In addition, these plants could experience mechanical difficulties related or unrelated to elements of the Syntroleum Process.

Many of our competitors have significantly more resources than we do, and GTL technologies developed by competitors could become more commercially successful than ours or render our technology obsolete.

Development of GTL technology is highly competitive, and other GTL technologies could become more commercially successful than ours. The Syntroleum Process is based on chemistry that has been used by several companies in synthetic fuel projects over the past 60 years. Our competitors include major integrated oil companies that have developed or are developing competing GTL technologies, including BP, ConocoPhillips, ExxonMobil, Sasol (including its participation in a joint venture with Chevron) and Shell. Each of these companies has significantly more financial and other resources than we do to spend for research and development of their technologies and for funding construction and operation of commercial-scale GTL plants. In addition to using their own GTL technologies in competition with us, these competitors could also offer to license their technology to others. Additionally, several small companies have developed and are continuing to develop competing GTL technologies. The DOE has also sponsored a number of research programs relating to GTL technology that could potentially lower the cost of competitive processes.

As our competitors continue to develop GTL technologies, one or more of our current technologies could become obsolete. Our ability to create and maintain technological advantages is critical to our future success. As new technologies develop, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. We may not be able to successfully develop or expend the financial resources necessary to acquire new technology.

Our ability to protect our intellectual property rights involves complexities and uncertainties and commercialization of the Syntroleum Process could give rise to claims that our technology infringes upon the rights of others.

Our success depends on our ability to protect our intellectual property rights, which involves complex legal, scientific and factual questions and uncertainties. We rely on a combination of patents, copyrights, trademarks, trade secrets and contractual restrictions to protect our proprietary rights. Additional patents may not be granted, and our existing patents might not provide us with commercial benefit or might be infringed upon, invalidated or circumvented by others. In addition, the availability of patents in foreign markets, and the nature of any protection against competition that may be afforded by those patents, is often difficult to predict and vary significantly from country to country. We, our licensors, or our licensees may choose not to seek, or may be unable to obtain, patent protection in a country that could potentially be an important market for our GTL technology. The confidentiality agreements that are designed to protect our trade secrets could be breached, and we might not have adequate remedies for the breach. Additionally, our trade secrets and proprietary know-how might otherwise become known or be independently discovered by others.

Commercialization of the Syntroleum Process may give rise to claims that our technologies infringe upon the patents or proprietary rights of others. We may not become aware of patents or rights that may have applicability in the GTL industry until after we have made a substantial investment in the development and commercialization of those technologies. Third parties may claim that we have infringed upon past, present or future GTL technologies. Legal actions could be brought against us, our co-venturers or our licensees claiming damages and seeking an injunction that would prevent us, our co-venturers or our licensees from testing, marketing or commercializing the affected technologies. If an infringement action were successful, in addition to potential liability for damages, our co-venturers, our licensees or we could be required to obtain a license in order to continue to test, market or commercialize the affected technologies. Any required license might not be made available or, if available, might not be available on acceptable terms, and we could be prevented entirely from testing, marketing or commercializing the affected technology. We may have to expend substantial resources in litigation, either in enforcing our patents, defending against the infringement claims of others, or both. Many possible claimants, such as the major energy companies that have or may be developing proprietary GTL technologies competitive with the Syntroleum Process, have significantly more resources to spend on litigation.

We could have potential indemnification liabilities to licensees relating to the operation of GTL plants based on the Syntroleum Process or intellectual property disputes.

Our indemnification obligations could result in substantial expenses and liabilities to us if intellectual property rights claims were to be made against us or our licensees, or if GTL plants based on the Syntroleum Process were to fail to operate as designed. Our license agreements require us to indemnify the licensee, subject to a cap of 50 percent of the license fees we receive, against specified losses relating to, among other things:

•	use of patent rights and technical information relating to the Syntroleum Process;

•	acts or omissions by us in connection with our preparation of process design packages for plants; and

•	performance guarantees that we may provide.

Industry rejection of our technology would make the construction of GTL plants based on the Syntroleum Process more difficult or impossible and would adversely affect our ability to receive future license fees.

Demand and industry acceptance for our GTL technology are subject to uncertainty. Failure by the industry to accept our technology would make construction of our GTL plants more difficult or impossible, adversely affecting our ability to receive future license fees and generate other revenue. If a high profile industry participant were to adopt the Syntroleum Process and fail to achieve success, or if any commercial GTL plant based on the Syntroleum Process were to fail to achieve success, other industry participants’ perception of the Syntroleum Process could be adversely affected. In addition, some oil companies may be motivated to seek to prevent industry acceptance of GTL technology based on their belief that widespread adoption of GTL technology might negatively impact their competitive position.

If ongoing work to enhance project economics and improvements to the Syntroleum Process is not commercially viable, the design and construction of lower-cost GTL plants based on the Syntroleum Process could be delayed or prevented.

If improvements to the Syntroleum Process currently under development do not become commercially viable on a timely basis, the total potential market for GTL plants that could be built by us and our co-venturers and by our licensees could be significantly limited. A number of improvements to the Syntroleum Process are in various stages of development. These improvements will require substantial additional investment, development and testing prior to their commercialization. We might not be successful in developing these improvements and, if developed, they may not be capable of being utilized on a commercial basis.

Risks Relating to Our Business

We will need to obtain funds from additional financings or other sources for our business activities. If we do not receive these funds, we would need to reduce, delay or eliminate some of our expenditures.

Financing for our projects may not be available when needed or on terms acceptable or favorable to us. In addition, we expect that definitive agreements with equity and debt participants in our capital projects will include conditions to funding, many of which could be outside of our control. If adequate funds are not available, we would be required to delay or eliminate expenditures for these projects and may be required to reduce, delay or eliminate expenditures for research and development and other activities or seek to enter into a business combination transaction with or sell assets to another company. We could also be forced to license to third parties the rights to commercialize additional products or technologies that we would otherwise seek to develop ourselves.

We have expended and will continue to expend substantial funds to continue research and development of our technologies, to market the Syntroleum Process and to design and construct GTL plants. We intend to finance GTL plants primarily through non-recourse debt financing at the project level, as well as through equity financing. Additionally, we intend to obtain additional funds through collaborative or other arrangements with co-venturers and debt and equity financing in the capital markets. If we obtain additional funds by issuing equity securities, dilution to stockholders may occur. In addition, preferred stock could be issued in the future without stockholder approval, and the terms of our preferred stock could include dividend, liquidation, conversion, voting and other rights that are more favorable than the rights of the holders of our common stock.

We may not receive revenues from license fees, catalyst sales or sales of specialty products from GTL plants in which we own an interest. Even if we do receive these revenues, they may not be sufficient for capital expenditures or operations, or may not be received within expected time frames. If we are unable to generate funds from operations, our need to obtain funds through financing activities or asset monetization will be increased.

Construction of GTL plants based on the Syntroleum Process will be subject to risks of delay and cost overruns.

The construction of GTL plants based on the Syntroleum Process will be subject to the risks of delay or cost overruns resulting from numerous factors, including the following:

•	shortages of equipment, materials or skilled labor;

•	unscheduled delays in the delivery of ordered materials and equipment;

•	engineering problems, including those relating to the commissioning of newly designed equipment;

•	work stoppages;

•	weather interference;

•	unanticipated cost increases; and

•	difficulty in obtaining necessary permits or approvals.

We have incurred losses and anticipate continued losses.

As of December 31, 2004, we had an accumulated deficit of $242 million. We have not yet achieved profitability and we expect to continue incurring net losses until we recognize sufficient revenues from licensing activities, GTL plants or other sources. Because we do not have an operating history upon which an evaluation of our prospects can be based, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by small companies seeking to develop new and rapidly evolving technologies. To address these risks we must, among other things, continue to attract investment capital, respond to competitive factors, continue to attract, retain and motivate qualified personnel and commercialize and continue to upgrade our GTL technologies. We may not be successful in addressing these risks, and we may not achieve or sustain profitability.

Our anticipated expense levels are based in part on our expectations as to future operating activities and not on historical financial data. We plan to continue funding research and development and project development activities. Capital expenditures will depend on progress we make in developing various projects on which we are currently working. Increased revenues or cash flows may not result from these expenses.

If prices for crude oil, natural gas and other commodities are unfavorable, GTL plants based on the Syntroleum Process and our sub-quality gas monetization projects may not be economical.

Because the synthetic crude oil, liquid fuels and specialty products that Syntroleum Process-based GTL plants are expected to produce will compete in markets with oil and refined petroleum products, and because natural gas will be used as the feedstock for these GTL plants, an increase in natural gas prices relative to prices for oil and refined products, or a decrease in prices for oil and refined products, could adversely affect the operating results of these plants. Higher than anticipated costs for the catalysts and other materials used in these plants could also adversely affect operating results. Declines in natural gas prices may materially adversely affect our sub-quality gas monetization project. Prices for natural gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for natural gas, market uncertainty and a variety of additional factors that are beyond our control. Factors that could cause changes in the prices and availability of oil, natural gas and refined products include:

•	level of consumer product demand;

•	weather conditions;

•	domestic and foreign government regulation;

•	actions of the Organization of Petroleum Exporting Countries;

•	political conditions in oil and natural gas producing countries;

•	supply of foreign crude oil and natural gas;

•	location of GTL plants relative to natural gas reserves and pipelines;

•	capacities of pipelines;

•	fluctuations in seasonal demand;

•	price and availability of alternative fuels; and

•	overall economic conditions.

We cannot predict the future markets and prices for oil, natural gas, or other materials used in the Syntroleum Process or refined products.

Our belief that the Syntroleum Process can be cost effective for GTL plants with capacities from 12,000 to over 100,000 barrels per day depending upon the volume amount of oil, condensate, and LPG that is produced along with the natural gas assumes prevailing oil prices in the range of at least $20 per barrel. In addition, the success of our sub-quality gas monetization project will be substantially dependent upon prevailing prices of natural gas. However, the markets for oil and natural gas have historically been volatile and are likely to continue to be volatile in the future. Although world crude oil prices were approximately $43 per barrel in December 2004, crude oil prices fell for a period of time during 1998 to historically low levels below $10 per barrel and could return to such low levels in the future.

Adverse operating conditions could prevent GTL plants based on the Syntroleum Process from operating economically.

The economic application of GTL technology depends on favorable plant operating conditions. Among operating conditions that impact plant economics are the site location, infrastructure, weather conditions, size of equipment, quality of the natural gas feedstock, type of plant products and whether the natural gas converted by the plant is associated with oil reserves. For example, if a plant were located in an area that requires construction of substantial infrastructure, plant economics would be adversely affected. Additionally, plants that are not designed to produce specialty products or other high margin products, and plants that are not used to convert natural gas that is associated with oil reserves, will be more dependent on favorable natural gas and oil prices than plants designed for those uses.

GTL plants will depend on the availability of natural gas at economic prices, and alternative uses of natural gas could be preferred in many circumstances.

Construction and operation of GTL plants will depend on availability of natural gas at economic prices. The market for natural gas is highly competitive in many areas of the world and, in many circumstances, the sale of natural gas for use as a feedstock in a GTL plant will not be the highest value market for the owner of the natural gas. Cryogenic conversion of natural gas to liquefied natural gas may compete with our GTL plants for use of natural gas as feedstocks in many locations. Local commercial, residential and industrial consumer markets, power generation, ammonia, methanol and petrochemicals are also alternative markets for natural gas. Unlike us, many of our competitors also produce or have access to large volumes of natural gas, which may be used in connection with their GTL operations. The availability of natural gas at economic prices for use as a feedstock for GTL plants may also depend on the production costs for the gas and whether natural gas pipelines are located in the areas where these plants are located. New pipelines may be built or existing pipelines may be expanded into areas where GTL plants are built, and this may affect operating margins of these plants as other markets compete for available natural gas.

Our receipt of license fees depends on substantial efforts by our licensees, and our licensees could choose not to construct a GTL plant based on the Syntroleum Process or to pursue alternative GTL technologies.

Our licensees will determine whether we issue any plant site licenses to them and, as a result, whether we receive any additional license fees under our license agreements. To date, no licensee of the Syntroleum Process has exercised its right to obtain a site license; however, we have signed a letter of intent with Marathon that defines the terms that would be included when Marathon obtains a site license. Under most circumstances, a licensee will need to undertake substantial activities and investments before we issue any plant site licenses and receive license fees. These activities may include performing feasibility studies, obtaining regulatory approvals and permits, obtaining preliminary cost estimates and final design and engineering for the plant, obtaining a sufficient dedicated supply of natural gas, obtaining adequate commitments for the purchase of the plant’s products and obtaining financing for construction of the plant. A licensee will control the amount and timing of resources devoted to these activities. Whether licensees are willing to expend the resources necessary to construct GTL plants will depend on a variety of factors outside our control, including the prevailing view of price outlook for crude oil, natural gas and refined products. In addition, our license agreements may be terminated by the licensee, with or without cause, upon 90 days notice to us. If we do not receive payments under our license agreements, we may not have sufficient resources to implement our business strategy. Our licensees are not restricted from pursuing alternative GTL technologies on their own or in collaboration with others, including our competitors.

Our success depends on the performance of our executive officers, the loss of whom would disrupt our business operations.

We depend to a large extent on the performance of our executive officers, including Kenneth L. Agee, our founder, Chairman of the Board and inventor with respect to many of our patents and patent applications, and John B. Holmes, Jr., our President and Chief Executive Officer. Given the technological nature of our business, we also depend on our scientific and technical personnel. Our efforts to develop and commercialize our technology have placed a significant strain on our scientific and technical personnel, as well as our operational and administrative resources. Our ability to implement our business strategy may be constrained and the timing of implementation may be impacted if we are unable to attract and retain sufficient personnel. At March 1, 2005, we had 115 full-time employees. Except for a $500,000 life insurance policy that we hold on the life of Kenneth L. Agee, we do not maintain “key person” life insurance policies on any of our employees. We have entered into employment agreements with several key employees.

We depend on strategic relationships with manufacturing and engineering companies. If these companies fail to provide necessary components or services, this could negatively impact our business.

We intend to, and believe our licensees will, utilize third-party component manufacturers in the design and construction of GTL plants based on the Syntroleum Process and in connection with our sub-quality gas monetization project. If any third-party manufacturer is unable to acquire raw materials, provide components of

GTL plants based on the Syntroleum Process or provide gas processing plants in commercial quantities in a timely manner and within specifications, we or our licensees could experience material delays or construction or development plans could be canceled while alternative suppliers or manufacturers are identified and prepare for production. We have no experience in manufacturing and do not have any manufacturing facilities. Consequently, we will depend on third parties to manufacture gas processing plants and components for GTL plants based on the Syntroleum Process. We have conducted development activities with third parties for our proprietary catalysts and turbines that may be used in the Syntroleum Process, and other manufacturing companies may not have the same expertise as these companies. We do not have a binding supply agreement with the third party manufacturers we expect to provide gas processing plants, and we may not be able to obtain that agreement on terms that are acceptable to us.

We also intend to utilize third parties to provide engineering services in connection with our efforts to commercialize the Syntroleum Process. If these engineering firms are unable to provide requisite services or performance guarantees, we or our licensees could experience material delays or construction plans could be canceled while alternative engineering firms are identified and become familiar with the Syntroleum Process. We have limited experience in providing engineering services and have a limited engineering staff. Consequently, we will depend on third parties to provide necessary engineering services, and these firms may be asked by licensees or financial participants in plants to provide performance guarantees in connection with the design and construction of GTL plants based on the Syntroleum Process.

Our operating results may be volatile due to a variety of factors and are not a meaningful indicator of future performance.

We expect to experience significant fluctuations in future annual and quarterly operating results because of the unpredictability of many factors that impact our business. These factors include:

•	timing of any construction by us or our licensees of GTL plants;

•	demand for licenses of the Syntroleum Process and receipt and revenue recognition of license fees;

•	oil and gas prices;

•	timing and productivity of oil and gas wells;

•	timing and amount of research and development expenditures;

•	demand for synthetic fuels and specialty products;

•	introduction or enhancement of GTL technologies by us and our competitors;

•	market acceptance of new technologies; and

•	general economic conditions.

As a result, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as any indication of future performance. Due to all of the foregoing factors, it may be that in some future year or quarter our operating results will be below the expectations of public market analysts and investors. In that event, the price of our common stock would likely be materially adversely affected.

We are subject to extensive laws relating to the protection of the environment, and these laws may increase the cost of designing, constructing and operating our GTL plants.

If we violate any of the laws and regulations relating to the protection of the environment, we may be subject to substantial fines, criminal sanctions or third party lawsuits and may be required to install costly pollution control equipment or, in some extreme cases, curtail operations. Our GTL plants will generally be required to obtain permits under applicable environmental laws and various permits for industrial siting and construction. Compliance with environmental laws and regulations, as well as with any requisite environmental or construction permits, may increase the costs of designing, constructing and operating our GTL plants. We may also face exposure to actual or potential claims and lawsuits involving environmental matters with respect to our previously owned real estate.

Terrorist threats and U.S. military actions could result in a material adverse effect on our business.

Subsequent to the September 11, 2001 terrorist attacks on the World Trade Center and the Pentagon, the United States commenced military actions in response to these attacks. On March 19, 2003, the United States and a coalition of other countries initiated military action in Iraq for the stated purpose of removing that country’s government and destroying its ability to use or produce weapons of mass destruction. Further acts of terrorism in the United States or elsewhere could occur. In addition, recent world political events have resulted in increasing tension involving Iran, North Korea and Syria. These developments and similar future events may cause instability in the world’s financial and insurance markets and could significantly increase political and economic instability in the geographic areas in which we may wish to operate. These developments could also lead to increased volatility in prices for crude oil and natural gas. In addition, these developments could adversely affect our ability to access capital and to successfully implement projects currently under development.

Following the terrorist attacks on September 11, 2001, insurance underwriters increased insurance premiums charged for many coverages and issued general notices of cancellations to their customers for war risk, terrorism and political risk insurance with respect to a variety of insurance coverages. Insurance premiums could be increased further or coverages may be unavailable in the future.

United States government regulations effectively preclude us from actively engaging in business activities in certain countries. These regulations could be amended to cover countries where we may wish to operate in the future. These developments could subject the operations of our company to increased risks and, depending on their magnitude, could have a material adverse effect on our business.

Sufficient markets for the synthetic products of the Syntroleum Process or products that utilize these synthetic products, including fuel cells, may never develop or may take longer to develop than we anticipate.

Sufficient markets may never develop for the synthetic products of the Syntroleum Process, or may develop more slowly than we anticipate. The development of sufficient markets for the synthetic products of the Syntroleum Process may be affected by many factors, some of which are out of our control, including:

•	cost competitiveness of the synthetic products of the Syntroleum Process;

•	consumer reluctance to try a new product;

•	environmental, safety and regulatory requirements; and

•	emergence of more competitive products.

In addition, a new market may fail to develop for products that utilize our synthetic products. For example, the establishment of a market for the use of these products as fuel for fuel cells is uncertain, in part because fuel cells represent an emerging market and we do not know if distributors will want to sell them or if end-users will want to use them.

If sufficient markets fail to develop or develop more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our technology and may never achieve profitability.

The energy industry is highly competitive, and competitors could seek to use the third-party processing technologies that we intend to use.

The oil and gas exploration and production industry is highly competitive. Most of the companies in this industry have significantly more financial and other resources than we do. Because we do not have an exclusive agreement with the third-party manufacturing companies regarding our use of their processing technologies and provision of gas processing plants in connection with our sub-quality gas monetization project, our competitors could seek to use the third-party processing technologies that we intend to use. In addition, our competitors could seek to use processing technologies they have developed or other third-party processing technologies. There is generally no prohibition against a third-party manufacturing company competing directly with us or providing the third-party processing technology directly to owners of gas reserves. If our sub-quality gas monetization project is successful, competition with us in this business may intensify, and we may not be able to maintain any advantage gained from our experience in this project.

We may not be successful in acquiring interests in properties with sub-quality gas reserves.

The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and natural gas prices, capital and operating costs, potential environmental and other liabilities and other factors. Such assessments, even when performed by experienced personnel, are necessarily inexact and uncertain. Our review of subject properties will not reveal all existing or potential problems, deficiencies and capabilities. We may not always perform inspections on every well, and may not be able to observe structural and environmental problems even when we undertake an inspection. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of these problems. Because we do not have a database of acquired properties and other resources used in acquiring interests in oil and gas properties, we may not be as well positioned as many of our competitors to successfully acquire interests in properties with sub-quality gas reserves. Our failure to acquire interests in properties with sub-quality gas reserves on acceptable terms would have an adverse effect on this project.

Natural gas and oil drilling is a speculative activity and involves numerous risks and substantial and uncertain costs that could adversely affect us.

Drilling for natural gas and oil involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be discovered. The cost of drilling, completing and operating wells is substantial and uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors beyond our control, including:

•	unexpected or adverse drilling conditions;

•	elevated pressure or irregularities in geologic formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with governmental requirements; and

•	shortages or delays in the availability of drilling rigs, crews and equipment.

Even if drilled, our completed wells may not produce reserves of natural gas or oil that are economically viable or that meet our earlier estimates of economically recoverable reserves. Our overall drilling success rate or our drilling success rate for activity within a particular project area may decline. Unsuccessful drilling activities could result in a significant decline in our production and revenues and materially harm our operations and financial condition by reducing our available cash and resources. Because of the risks and uncertainties of our business, our future performance in exploration and drilling may not be comparable to our historical performance described in our 2004 Form 10-K.

We are subject to various operating and other casualty risks that could result in liability exposure or the loss of production and revenues.

The natural gas and oil business involves operating hazards such as:

•	well blowouts;

•	mechanical failures;

•	explosions;

•	uncontrollable flows of oil, natural gas or well fluids;

•	fires;

•	geologic formations with abnormal pressures;

•	pipeline ruptures or spills;

•	releases of toxic gases; and

•	other environmental hazards and risks.

Any of these hazards and risks can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to our properties and the property of others.

We may not have enough insurance to cover all of the risks we face.

In accordance with customary industry practices, we maintain insurance coverage against some, but not all, potential losses in order to protect against the risks we face. We do not carry business interruption insurance. We may elect not to carry insurance if our management believes that the cost of available insurance is excessive relative to the risks presented. In addition, we cannot insure fully against pollution and environmental risks. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial condition and results of operations.

CAPITALIZATION

The following table, which assumes that the closing market price is at least $10.00 per share, and that, therefore, 7,000,000 shares of our common stock are sold at a price of $10.00 per share in this offering, sets forth at December 31, 2004 our audited historical capitalization and our as adjusted capitalization after giving effect to the completion of this offering and prior to the application of the estimated net proceeds from this offering as set forth in “Use of Proceeds.”

This table should be read in conjunction with our consolidated financial statements and related notes contained in our Annual Report on Form 10-K for the year ended December 31, 2004.

	December 31, 2004
	Historical	As Adjusted
	(In thousands, except per share data)
Cash and cash equivalents	$31,573	$101,488

Long-term convertible debt (1)	24,221	24,221

Total debt	$24,221	$24,221

Stockholders’ equity:
Common stock	545	615
Additional paid-in capital	228,295	298,140
Deferred compensation	(577)	(577)
Accumulated deficit	(241,510)	(241,510)
Treasury stock	(77)	(77)

Total stockholders’ equity (deficit)	(13,324)	56,591

Total capitalization	$10,897	$80,812

(1)	This convertible debt matures on June 30, 2006. Our obligation to repay the convertible debt is limited to third-party capital contributions to our ultra-clean fuels production and demonstration project sponsored by the U.S. Department of Energy, credits against future license fees or conversion of the debt into our common stock at no less than $6.00 per share. Under certain circumstances, we may also elect to repay the note in cash. See Note 5 to our consolidated financial statements included in our 2004 Form 10-K for a description of our convertible indebtedness.

USE OF PROCEEDS

Assuming that the closing market price is at least $10.00 per share, and that, therefore, 7,000,000 shares of our common stock are sold at a price of $10.00 per share in this offering, we expect our net proceeds from this offering will be approximately $70 million at a public offering price of $10.00 per share, after deducting estimated offering expenses of approximately $85,000. If the closing market price is less than $10.00 per share and we do not elect to terminate the transaction, our expected net proceeds from this offering will be reduced. We intend to use the net proceeds from this offering to fund a portion of the costs associated with the following activities:

•	our share of the costs to drill two initial wells on OML 113, our project offshore Nigeria;

•	the acquisition of interests in, and drilling of wells on, other oil and gas properties, including projects that involve traditional methods of production and processing, projects that may later include the use of our GTL technologies and projects that utilize other technologies;

•	the costs of the gas processing plants we plan to use in connection with our sub-quality gas monetization projects;

•	our GTL barge initiative, including additional engineering development;

•	continued research and development activities; and

•	working capital needs and general corporate purposes.

Because we have not yet received governmental consent to the transfer to us of our interest in OML 113 and have not entered into definitive agreements with respect to our acquisition of additional interests in oil and gas properties or GTL barge initiatives and may need to obtain additional funds, we may not be able to drill those wells or successfully complete those acquisitions or projects. If we do not use all of the net proceeds from this offering as described above or if the projects described above are abandoned due to any failure to obtain necessary funding or for other reasons, we intend to use any remaining funds for working capital needs and other general corporate purposes. As a result of the foregoing, we cannot specify with certainty the particular uses for our net proceeds from this offering. Accordingly, our management will have broad discretion in the application of the net proceeds.

Pending use of the net proceeds, we intend to invest the funds in short-term, interest-bearing, investment-grade, marketable securities.

DILUTION

Our net tangible book value as of December 31, 2004 was $(14,550,000), or $(0.31) per share of common stock. Net tangible book value per share is determined by dividing our tangible net worth, which is tangible assets less liabilities, by the total number of shares of our common stock outstanding. Assuming that the closing market price is at least $10.00 per share, after giving effect to the sale of 7,000,000 shares of our common stock offered hereby at a public offering price of $10.00 per share, and after deducting estimated offering expenses payable by us, our as adjusted net tangible book value at December 31, 2004 would have been $55,365,000, or $1.03 per share. This represents an immediate increase in net tangible book value to our existing stockholders of $1.34 per share and an immediate dilution of $8.97 per share which is the difference between the public offering price and the net tangible book value per share after the offering, to persons purchasing common stock at the public offering price. The following table illustrates the per share dilution:

Public offering price per share		$10.00

Net tangible book value per share as of December 31, 2004	$(0.31)

Increase in net tangible book value per share attributable to sale of common stock in the offering	$1.34

As adjusted net tangible book value per share after the offering		$1.03

Dilution in net tangible book value per share to the purchasers of common stock in the offering		$8.97

DESCRIPTION OF SYNTROLEUM CAPITAL STOCK

The total number of shares of all classes of stock that we have authority to issue is 155,000,000, consisting of 150,000,000 shares of common stock and 5,000,000 shares of preferred stock. Syntroleum has authorized and reserved for issuance 250,000 shares of junior participating preferred stock in connection with preferred stock purchase rights described below.

This description should be read in conjunction with the description of our common stock and associated preferred stock purchase rights contained in Amendment No. 2 to our Current Report on Form 8-K/A dated June 17, 1999, and filed with the Securities and Exchange Commission on October 29, 2004. This description supersedes the description of our capital stock appearing under “Description of Capital Stock” in the accompanying base prospectus and our Registration Statement on Form S-3 filed with the Securities and Exchange Commission on June 5, 2001, of which this prospectus supplement forms a part.

Common Stock

The holders of common stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Except as otherwise required by law or provided in any resolution adopted by the board of directors with respect to any series of preferred stock, the holders of shares of common stock exclusively possess all voting power of our stockholders. Subject to any preferential rights of any outstanding series of preferred stock, the holders of common stock are entitled to those dividends as may be declared from time to time by the board of directors from funds available for dividends and, upon liquidation, are entitled to receive pro rata all our assets available for distribution to such holders.

Preferred Stock

Our board of directors is authorized to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the powers, designation, preferences and rights of each series and the qualifications, limitations or restrictions of each series, including the following

•	the designation of the series,

•	the number of shares of the series, which number the board of directors may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares thereof then outstanding,

•	whether dividends, if any, will be cumulative or noncumulative and the dividend rate and the preferences, if any, of the series,

•	the dates at which dividends, if any, will be payable,

•	the redemption rights and price or prices, if any, for shares of the series,

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series,

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs,

•	whether the shares of the series will be convertible into or exchangeable for shares of any other class or series, or any other security, of us or any other corporation, and, if so, the specification of that class or series or that other security, the conversion or exchange price or prices or rate or rates, any adjustments to those prices or rates, the date or dates as of which such shares will be convertible or exchangeable and all other terms and conditions upon which the conversion or exchange may be made,

•	restrictions on the issuance of shares of the same series, or of any other class or series, and

•	the voting rights, if any, of the holders of the series.

We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless stockholder action is required by the rules of any stock exchange or automated quotation system on which our securities are listed or traded. If the approval of our stockholders is not required for the issuance of shares of preferred stock or common stock, the board of directors may determine not to seek stockholder approval.

Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The board of directors will make any determination to issue shares based on its judgment as to our best interests and the best interests of our stockholders. The board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority of, our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of the stock.

Preferred Stock Purchase Rights

Our predecessor’s board of directors declared a dividend of one preferred share purchase right (“Right”) to the holder of record of each share of its common stock as of the close of business on March 3, 1997. In connection with our reincorporation in 1999, we assumed these Rights and the related Rights Agreement dated January 31, 1997 between our predecessor and American Stock Transfer & Trust Company, as agent for holders of Rights. We have entered into the Second Amended and Restated Rights Agreement as of October 24, 2004. Each Right entitles the registered holder to purchase from Syntroleum a unit consisting of one one-hundredth of a share (a “Fractional Share”) of Series A Junior Participating Preferred Stock, par value $.01 per share (the “Preferred Stock”), at a purchase price of $20.83 1/3 per Fractional Share, subject to adjustment (the “Purchase Price”).

The Rights will have certain anti-takeover effects. The Rights could cause substantial dilution to a person or group that attempts to acquire us and effect a change in the composition of our board of directors on terms not approved by the board of directors, including by means of a tender offer at a premium to the market price. The Rights should not interfere with any merger or business combination approved by the board of directors because we may redeem the rights at the redemption price prior to the time that a person has become an Acquiring Person, as defined below.

Initially, the Rights will be attached to all certificates representing outstanding shares of common stock, and no separate certificates for the Rights (“Rights Certificates”) will be distributed. The Rights will separate from the common stock and a “Distribution Date” will occur, with certain exceptions, upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of common stock (the date of the announcement being the “Stock Acquisition Date”), or (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person’s becoming an Acquiring Person. Robert Day, members of his immediate family and his affiliates and associates will not be deemed to be an Acquiring Person unless such parties obtain beneficial ownership of 35% or more shares of the outstanding shares of common stock. In certain circumstances, the Distribution Date may be deferred by the board of directors. Certain inadvertent acquisitions will not result in a person’s becoming an Acquiring Person if the person promptly divests itself of sufficient common stock. Until the Distribution Date, (a) the Rights will be evidenced by the common stock certificates and will be transferred with and only with such common stock certificates, (b) new common stock certificates issued after February 24, 1997 will contain a notation incorporating the Second Amended and Restated Rights Agreement by reference and (c) the surrender for transfer of any certificate for common stock will also constitute the transfer of the Rights associated with the common stock represented by such certificate.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on October 24, 2014, unless earlier redeemed or exchanged by us as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of common stock as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Rights. All shares of common stock issued prior to the Distribution Date will be issued with Rights. Shares of common stock issued after the Distribution Date in connection with certain employee benefit plans or upon conversion of certain securities will be issued with Rights. Except as otherwise determined by the board of directors, no other shares of common stock issued after the Distribution Date will be issued with Rights.

In the event (a “Flip-In Event”) that a person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding shares of common stock at a price and on terms that a majority of the independent directors of Syntroleum determines to be fair to and otherwise in the best interests of Syntroleum and its stockholders (a “Permitted Offer”)), each holder of a Right will thereafter have the right to receive, upon exercise of such Right, a number of shares of common stock (or, in certain circumstances, cash, property or other of our securities) having a Current Market Price (as defined in the Second Amended and Restated Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Triggering Event, all Rights that are, or (under certain circumstances specified in the Second Amended and Restated Rights Agreement) were, beneficially owned by or transferred to an Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Second Amended and Restated Rights Agreement. However, Rights are not exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by us as set forth below.

In the event (a “Flip-Over Event”) that, at any time from and after the time an Acquiring Person becomes such, (i) Syntroleum is acquired in a merger or other business combination transaction (other than certain mergers that follow a Permitted Offer), or (ii) 50% or more of our assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights that are voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the exercise price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as “Triggering Events.”

The number of outstanding Rights associated with a share of common stock, or the number of Fractional Shares of Preferred Stock issuable upon exercise of a Right and the Purchase Price, are subject to adjustment in the event of a stock dividend on, or a subdivision, combination or reclassification of, the common stock occurring prior to the Distribution Date. The Purchase Price payable, and the number of Fractional Shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of certain transactions affecting the Preferred Stock.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock that are not integral multiples of a Fractional Share are required to be issued upon exercise of Rights and, in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise. Pursuant to the Second Amended and Restated Rights Agreement, we reserve the right to require prior to the occurrence of a Triggering Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

At any time until ten days following the first date of public announcement of the occurrence of a Flip-In Event, we may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable, at our option, in cash, shares of common stock or such other consideration as the board of directors may determine. Immediately upon the effectiveness of the action of the board of directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

At any time after the occurrence of a Flip-In Event and prior to a person’s becoming the beneficial owner of 50% or more of the shares of common stock then outstanding or the occurrence of a Flip-Over Event, we may exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of common stock, and/or other equity securities deemed to have the same value as one share of common stock, per Right, subject to adjustment.

Until a Right is exercised, the holder thereof, as such, will have no rights as one of our stockholders, including, without limitation, the right to vote or to receive dividends.

Other than the redemption price, any of the provisions of the Second Amended and Restated Rights Agreement may be amended by the board of directors as long as the Rights are redeemable. Thereafter, the provisions of the Second Amended and Restated Rights Agreement other than the redemption price may be amended by the board of directors in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Second Amended and Restated Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption may be made at such time as the Rights are not redeemable.

A copy of the Second Amended and Restated Rights Agreement is available free of charge from us. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Second Amended and Restated Rights Agreement, which is incorporated herein by reference.

Restrictions on Business Combinations

Our charter provides that “business combinations” involving an “interested stockholder” must be approved by the holders of at least 66 2/3% of the voting power of the shares not owned by the interested stockholder, unless the business combination is either approved by “continuing directors” or meets specified requirements regarding price and procedure.

“Continuing directors” is generally defined in our charter as (1) directors who are unaffiliated with the interested stockholder and joined the board before the party to the transaction became an interested stockholder or (2) directors who are unaffiliated with the interested stockholder and are elected to fill a vacancy and that election is recommended by a majority of continuing directors then on the board. Our charter also provides that the initial directors named in its charter who are unaffiliated with the interested stockholder are “continuing directors.”

A “business combination” is generally defined in our charter as follows.

•	any merger or consolidation of us or our subsidiaries with any interested stockholder;

•	any disposition, in one transaction or a series of transactions, to or with any interested stockholder of any of our assets having an aggregate fair market value of $10,000,000 or more;

•	the issuance or transfer by us of any of our securities to any interested stockholder, in exchange for property having an aggregate fair market value of $10,000,000 or more;

•	the adoption of any plan or proposal for the liquidation or dissolution of us proposed by or on behalf of an interested stockholder; or

•	any reclassification of securities, or recapitalization of us, or any merger or consolidation of us with any of our subsidiaries or any other transaction that has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of us that are directly or indirectly owned by any interested stockholder.

An “interested stockholder” is generally defined in our charter as any person, other than us, who or which:

•	itself, or along with its affiliates, is the beneficial owner, directly or indirectly, of more than 10% of the then outstanding voting stock of us;

•	is an affiliate of us and at any time within the two-year period immediately before the date in question was itself, or along with its affiliates, the beneficial owner, directly or indirectly, of 10% or more of the then outstanding voting stock of us; or

•	is an assignee of or has otherwise succeeded to any of our voting stock that was at any time within the two-year period immediately before the date in question beneficially owned by an interested stockholder, if that assignment or succession occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

The provisions in our charter restricting business combinations with interested stockholders also generally apply to an interested stockholder’s affiliates. To satisfy the price and procedure requirements of these provisions, the following criteria must be satisfied:

•	the total amount of the cash and the fair market value of consideration other than cash to be received per share by holders of our capital stock is at least equal to the highest of

(1) the highest price per share paid by the interested stockholder in transactions during the two-year period before the announcement of the transaction or in the transaction in which it became an interested stockholder;

(2) the fair market value of the stock on the date of announcement of the transaction or the date of the transaction in which it became an interested stockholder, whichever is higher; and

(3) the amount determined under clause (2) above multiplied by the ratio of (A) the highest price per share paid by the interested stockholder for any shares during the two-year period before the date of announcement of the transaction to (B) the fair market value of the stock on the first day in that two-year period on which the interested stockholder acquired any shares of stock;

•	generally, the consideration to be received by holders of a particular class of outstanding voting stock is in cash or in the same form as the interested stockholder has previously paid for shares of that class of voting stock;

•	after the interested stockholder has become an interested stockholder and before the completion of the business combination, specified actions or omissions have not occurred with respect to dividends and the interested stockholder has not become the beneficial owner of any additional voting stock except as part of the transaction which results in the interested stockholder becoming an interested stockholder;

•	after the interested stockholder has become an interested stockholder, the interested stockholder has not received, except proportionately as a shareholder, any financial assistance or tax advantages provided by the corporation, whether in anticipation of or in connection with the business combination or otherwise; and

•	a proxy or information statement describing the proposed business combination and complying with the requirements of the Securities Exchange Act of 1934 is mailed to stockholders at least 30 days before the completion of the business combination.

Section 203 of the Delaware General Corporation Law (“DGCL”) provides that, subject to specified exceptions, a corporation may not engage in a broad range of business combinations with any “interested stockholder” for a three-year period following the time that the stockholder becomes an interested stockholder unless:

•	prior to that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are both officers and directors of the corporation and shares held by specified employee stock ownership plans; or

•	on or after that time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In general, an “interested stockholder” is defined for purposes of Section 203 of the DGCL to include any person that is (1) the owner of 15% or more of the outstanding voting stock of the corporation or (2) an affiliate or associate of the corporation that was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the previous three years. The DGCL permits a corporation to opt out of these provisions, although we have not done so.

Amendments to Charter

Amendments of our charter generally require the approval of the holders of a majority of the outstanding stock entitled to vote on the amendment, and if the amendment would increase or decrease the number of authorized shares of any class or series or the par value of shares of that class or series or would adversely affect the rights, powers or preferences of that class or series, a majority of the outstanding stock of that class or series also would be required to approve the amendment. However, the amendment or repeal of, or the adoption of provisions that are inconsistent with, the provisions of our charter regarding (1) powers of the board of directors with respect to our bylaws and our accounts and books and (2) the number, election and classification of our directors, requires the approval of the board of directors and the affirmative vote of 80% of the stock entitled to vote in the election of directors. In addition, the amendment or repeal of, or the adoption of provisions that are inconsistent with, the provisions of our charter regarding votes required for business combinations with interested stockholders described above requires the approval of our board of directors and the affirmative vote of 66 2/3% of the stock entitled to vote in the election of directors and not owned directly or indirectly by interested stockholders or their affiliates.

Amendments to Bylaws

Our board of directors may adopt, alter or amend the bylaws. In addition to meeting certain notice requirements, our bylaws provide that the affirmative vote of the holders of at least 80% of the voting power of the then outstanding voting stock, voting together as a single class, is required for stockholders to alter, amend or repeal any provision of the bylaws or to adopt any additional bylaws.

Special Meetings of Stockholders

Subject to the rights of holders of any series of preferred stock, our bylaws provide that a special meeting may be called only by the chairman of the board of directors or by the board of directors pursuant to a resolution adopted by a majority of the total number of our directors. The business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of meeting.

Stockholder Action by Written Consent

Our charter provides that corporate action may not be taken by written consent of stockholders.

Advance Notice Provisions for Stockholder Director Nominations and Stockholder Proposals

Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders.

The bylaws provide that only individuals who are nominated by, or at the direction of, our board of directors, or by a stockholder who has given timely written notice to our secretary before the meeting at which directors are to be elected, will be eligible for election as directors of us. The bylaws also provide that at an annual meeting only business may be conducted as has been brought before the meeting by, or at the direction of, the chairman of the board or our board of directors, or by a stockholder who has given timely written notice to our secretary of the stockholder’s intention to bring that business before the meeting.

Under these provisions, for notice of stockholder director nominations or proposals to be made at an annual meeting to be timely, the notice must generally be received by us:

•	not less than 70 days nor more than 90 days before the first anniversary of the previous year’s annual meeting; or

•	if the date of the annual meeting is advanced by more than 20 days, or delayed by more than 70 days, from the anniversary date, not earlier than 90 days before the meeting and not later than the later of (1) 70 days before the meeting and (2) 10 days after public announcement of the date of the meeting is first made.

However, if the number of directors to be elected is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased board of directors at least 80 days before the first anniversary of the preceding year’s annual meeting, a stockholder’s notice will be timely, but only with respect to nominees for any new positions created by that increase, if it is received by us not later than 10 days after the public announcement is first made by us. If directors are to be elected at a special meeting, the notice must be received by us not earlier than 90 days before the meeting and not later than the later of (1) 70 days before the meeting and (2) 10 days after public announcement of the date of the meeting. We may not bring business before a special meeting of stockholders under the bylaws.

Under the bylaws, a stockholder’s notice to us proposing to nominate an individual for election as a director must contain specified information, including the identity and address of the nominating stockholder, the class and number of shares of stock that are owned by the stockholder, and all information regarding the proposed nominee that would be required to be included in a proxy statement soliciting proxies for the proposed nominee. Under the bylaws, a stockholder’s notice relating to the conduct of business other than the nomination of directors must contain specified information about the proposed business and about the proposing stockholders, including a brief description of the business the stockholder proposes to bring before the meeting, the reasons for conducting the business at the meeting, the name and address of the stockholder, the class and number of shares of stock beneficially owned by the stockholder, and any material interest of the stockholder in the business so proposed. If the chairman of the board or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the bylaws, that person will not be eligible for election as a director, or that business will not be conducted at the meeting, as the case may be.

Classification of Directors

Our charter provides that directors will be divided into three classes serving staggered three-year terms so that approximately one-third of the board of directors is elected each year. They also provide that, subject to the rights of the holders of any series of preferred stock or any other series or class of stock as set forth in the charter to elect additional directors under specified circumstances, the number of directors is fixed in accordance with the bylaws. Our bylaws provide that the number of directors is to be fixed from time to time pursuant to a resolution adopted by a majority of the whole board of directors but will not consist of more than 11 nor less than three directors. As of March 17, 2005, the board of directors consisted of ten persons.

The classification of directors makes it more difficult for stockholders to change the composition of the board of directors. At least two annual meetings of stockholders, instead of one, will be required to effect a change in a majority of the board of directors.

Removal of Directors; Filling Vacancies on the Board of Directors

Our charter provides that a director may be removed only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of the then outstanding voting stock, voting together as a single class.

Under our bylaws, newly created directorships resulting from any increase in the number of directors or any vacancies on the board of directors may be filled by the affirmative vote of a majority of the directors then in office, subject to the rights, if any, of holders of our preferred stock. In addition, the our bylaws provide that the directors elected to fill vacancies on the board of directors will hold office until the annual meeting of stockholders at which the term of office of the class to which they have been elected expires.

PLAN OF DISTRIBUTION

We are selling the shares of our common stock offered under this prospectus supplement directly to an investor in a privately negotiated transaction in which no party is acting as an underwriter, dealer or agent. Subject to the terms of the purchase agreement with this investor, we have agreed to sell 7,000,000 shares of our common stock at a price of $10.00 per share. If the official closing price, which we refer to as the “closing market price,” of our common stock on the Nasdaq National Market on the day on which the shares are approved for inclusion on the Nasdaq National Market, subject only to official notice of issuance (or, if we receive this approval after 5:30 p.m., Eastern Standard Time, then the closing market price on the day following receipt of this approval), is less than $10.00 per share, then the purchase price per share will be the closing market price and the number of shares to be offered to the prospective purchaser, as determined by us in our sole discretion, will either remain 7,000,000 shares or be reduced to a number of shares that we will determine in our sole discretion, provided that the product of the reduced number of shares multiplied by the closing market price is not less than $25 million. If the closing market price is less than $10.00 per share, then we will have the right to terminate our purchase agreement with the investor. We determined the per share prices through negotiations with the investor.

We expect to have our transfer agent deliver the shares of our common stock against the payment of the total purchase price to our bank account.

The shares of our common stock offered under this prospectus supplement will be listed with the Nasdaq National Market under the symbol “SYNM”.

We will bear all of the expenses that we incur in connection with the offering of shares of our common stock under this prospectus supplement. We estimate the total expenses payable by us in connection with the offering will be approximately $85,000.

The purchaser has agreed for a period of 90 days from the closing of this offering, not to, directly or indirectly, offer, sell or otherwise dispose of any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of common stock or enter into any derivative transaction with similar effect as a sale of common stock, without our prior written consent. This consent may be given by us without prior public notice.

LEGAL MATTERS

The validity of the common stock offered by this prospectus supplement will be passed on for us by Baker Botts L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements of Syntroleum Corporation as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated by reference in this prospectus supplement and elsewhere in the registration statement of which this prospectus supplement is a part, have been audited by Grant Thornton LLP, independent registered public accounting firm, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving such reports.

PROSPECTUS

$250,000,000

Debt Securities

Common Stock

Preferred Stock

Depositary Shares

Warrants

We may offer from time to time debt securities, shares of our common stock, including the associated preferred stock purchase rights, shares of our preferred stock, depositary shares and warrants.

The aggregate initial offering price of the securities that we offer will not exceed $250,000,000. We will offer the securities in amounts, at prices and on terms to be determined at the time of the offering.

Our common stock is listed for trading on the Nasdaq Stock Market’s National Market under the symbol “SYNM.” On June 4, 2001, the last reported sales price of our common stock on the Nasdaq National Market was $11.31.

We will provide the specific terms of the offering in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to offer and sell our securities unless accompanied by a prospectus supplement.

You should consider the risk factors we describe starting on page 4 before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 6, 2001

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission under a “shelf” registration process. This prospectus provides you with a general description of the offered securities. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement that will describe the specific terms of the offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information.” As used in this prospectus, the terms “we,” “us” and “our,” mean Syntroleum Corporation, a Delaware corporation, and its subsidiaries and predecessors, unless the context indicates otherwise.

ABOUT SYNTROLEUM CORPORATION

We are a leading developer and licensor of a proprietary process for converting natural gas to synthetic liquid hydrocarbons, generally known as gas-to-liquids, or GTL, technology. We sell licenses to use our GTL technology, the Syntroleum Process, for the production of fuels, and we plan to develop and own GTL plants based on the Syntroleum Process that produce fuels and refined specialty products like synthetic lubricants, process oils, high melting point waxes, liquid normal paraffins, drilling fluids and chemical feedstocks. We anticipate that the Syntroleum Process will be an attractive solution in many cases for companies with natural gas reserves that are not economic to produce using traditional technology.

Our business strategy is to:

•	continue broadly licensing our technology for the production of synthetic crude oil and fuels,

•	use our technology to build and own plants designed to make specialty products and fuels,

•	develop alternative markets for the synthetic products of GTL plants based on the Syntroleum Process like ultra-clean fuels and fuels for fuel-cell applications, and

•	continue an aggressive research and development program alone and with strategic partners to lower costs and expand the potential applications for our technology.

We have successfully demonstrated many elements and variations of the Syntroleum Process in pilot plant operations and laboratory tests, including our joint participation in a 70 barrel per day GTL demonstration plant with one of our licensees, ARCO, a subsidiary of BP. While we have not yet built a commercial-scale GTL plant based on the Syntroleum Process, we are currently developing a 10,000 barrel per day specialty product GTL plant based on the Syntroleum Process known as the Sweetwater plant to be constructed in Western Australia. We are also evaluating the potential development of additional GTL plants.

Our principal executive offices are located at 1350 South Boulder, Suite 1100, Tulsa, Oklahoma 74119, and our telephone number at that location is (918) 592-7900.

FORWARD-LOOKING STATEMENTS

This prospectus includes or incorporates by reference forward-looking statements that reflect our current view of future events and financial performance. These forward-looking statements are subject to numerous risks and uncertainties, including those factors discussed elsewhere in or incorporated by reference into this prospectus, the prospectus supplement, any pricing supplement and our other filings with the SEC.

These risks and uncertainties could cause actual results or events to differ materially from anticipated or historical results. You can identify forward-looking statements by our use of words like “anticipate,” “believe,” “budget,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “predict,” “project,” “should” and similar expressions. Any statement that is not a historical fact is a forward-looking statement. We caution you not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

You should carefully consider the risks described below or in any prospectus supplement or pricing supplement before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of the offered securities could decline, and you may lose all or part of your investment.

Risks Relating to our Technology

We might not successfully commercialize our technology, and commercial-scale GTL plants based on the Syntroleum Process may never be successfully constructed or operated.

To date, no commercial-scale GTL plant based on the Syntroleum Process has been constructed. A commercial-scale GTL plant based on the Syntroleum Process might never be successfully built either by us or by any of our licensees. Our success depends on our ability, and the ability of our licensees, to economically design, construct and operate GTL plants based on the Syntroleum Process on a commercial scale. The successful commercial construction and operation of a GTL plant based on the Syntroleum Process depends on a variety of factors, many of which are outside our control. Although we are currently developing the Sweetwater plant, our first commercial-scale GTL plant, we do not know if we will be successful in obtaining the necessary debt and equity financing for this plant. We do not know when construction of this plant will begin or when it will become operational. We do not have any experience managing the financing, design, construction or operation of commercial-scale GTL plants, and we may not be successful in doing so.

Commercial-scale GTL plants based on the Syntroleum Process might not produce results necessary for success, including results demonstrated on a laboratory and pilot plant basis.

A variety of results necessary for successful operation of the Syntroleum Process could fail to occur at a commercial plant, including reactions successfully tested on a laboratory and pilot plant basis. Results that could cause commercial-scale GTL plants to be unsuccessful include:

•	lower reaction activity than that demonstrated in laboratory and pilot plant operations, which would increase the amount of catalyst or number of reactors required to convert synthesis gas into liquid hydrocarbons and increase capital and operating costs,
•	shorter than anticipated catalyst life, which would require more frequent catalyst purchases and increase operating costs,

•	excessive production of gaseous light hydrocarbons from the Fisher-Tropsch reaction compared to design conditions, which would lower the anticipated amount of liquid hydrocarbons produced and would lower revenues and margins from plant operations, and

•	inability of the gas turbines or heaters integrated into the Syntroleum Process to burn the low-heating-value tail gas produced by the process, which would result in the need to incorporate other methods to generate horsepower for the compression process that may increase capital and operating costs.

In addition, these plants could experience mechanical difficulties, either related or unrelated to elements of the Syntroleum Process.

Many of our competitors have significantly more financial and other resources than our company, and GTL technologies developed by our competitors could become more commercially successful than our technology or render our technology obsolete.

The development of GTL technology is highly competitive, and other GTL technologies could become more commercially successful than our technology. The Syntroleum Process is based on chemistry that has been used by several companies in synthetic fuel projects over the past 60 years. Our competitors include major integrated oil companies that have developed or are developing competing GTL technologies, including BP, Conoco, Exxon, Sasol, including through its participation in a joint venture with Chevron, and Shell. Each of these companies has significantly more financial and other resources than us to spend for research and development of their technologies and for funding construction and operation of commercial-scale GTL plants. In addition to using their own GTL technologies in competition with us, these competitors could also offer to license their technology to others. In addition, several small companies have developed, and are continuing to develop, competing GTL technologies. The Department of Energy has also sponsored a number of research programs relating to GTL technology that, in many cases, could potentially lower the cost of competitive processes.

As GTL technologies continue to be developed by our competitors, one or more of our current technologies may become obsolete. Our ability to create and maintain technological advantages is critical to our future success. As new technologies develop, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. We may not be able to successfully develop or expend the financial resources necessary to acquire new technology.

Our ability to protect our intellectual property rights involves many complexities and uncertainties, and commercialization of the Syntroleum Process could give rise to claims that our technology infringes upon the rights of other.

Our success depends on our ability to protect our intellectual property rights, which involves complex legal, scientific and factual questions and uncertainties. We rely on a combination of patents, copyrights, trademarks, trade secrets and contractual restrictions to protect our proprietary rights. We cannot assure you that additional patents will be granted, and our existing patents might not provide us with commercial benefit or might be infringed upon, invalidated or circumvented by others. In addition, the availability of patents in foreign markets, and the nature of any protection against competition that may be afforded by those patents, are often difficult to predict and vary significantly from country to country. We or our licensors may choose not to seek, or may be unable to obtain, patent protection in a country that could potentially be an important market for our GTL technology. The confidentiality agreements that are designed to protect our trade secrets could be breached, and we might not have adequate remedies for the breach. In addition, our trade secrets and proprietary know-how might otherwise become known or be independently discovered by others.

Commercialization of the Syntroleum Process may give rise to claims that our technologies infringe upon the patents or other proprietary rights of others. Although it is our policy to regularly review patents that may have applicability in the GTL industry, we may not become aware of these patents or rights until after we have made a substantial investment in the development and commercialization of those technologies. We cannot assure you that third parties will not claim infringement by us with respect to past, present or future GTL technologies. Legal actions could be brought against us, our partners or our licensees claiming damages and seeking an injunction that would prevent us, our partners or our licensees from testing, marketing or commercializing the affected technologies. If an infringement action were successful, in addition to potential liability for damages, our partners, our licensees or we could be required to obtain a license in order to continue to test, market or commercialize the affected technologies. Any required license might not be made available or, if available, might not be available on acceptable terms, and we could be prevented entirely from testing, marketing or commercializing the affected technology. We may have to expend substantial resources in litigation, either in enforcing our patents, defending against the infringement claims of others, or both. Many possible claimants, like the major energy companies that have or may be developing proprietary GTL technologies competitive with the Syntroleum Process, have significantly more resources to spend on litigation.

We could have potential indemnification liabilities to licensees relating to the operation of GTL plants based on the Syntroleum Process or intellectual property disputes.

Our license agreements require us to indemnify the licensee, subject to a cap of 50% of the license fees we receive, against specified losses relating to, among other things:

•	the use of patent rights and technical information relating to the Syntroleum Process,

•	acts or omissions by us in connection with our preparation of process design packages for plants, and

•	performance guarantees that may be provided by us.

Our indemnification obligations could result in substantial expenses and liabilities to us in the event that intellectual property rights claims are made against us or our licensees, or GTL plants based on the Syntroleum Process fail to operate as designed.

If improvements to the Syntroleum Process are not commercially viable, the design and construction of lower-cost GTL plants based on the Syntroleum Process could be delayed or prevented.

A number of improvements to the Syntroleum Process are in various early stages of development. These improvements will require substantial additional investment, development and testing prior to their commercialization. We might not be successful in developing these improvements and, if developed, they may not be capable of being utilized on a commercial basis. If improvements to the Syntroleum Process currently under development do not become commercially viable on a timely basis, the total potential market for GTL plants that could be built by us and our partners and by our licensees could be significantly limited.

For example, we are currently developing improvements to the heat integration of the Syntroleum Process designed to lower capital and operating costs. These improvements may not occur because further integration of the gas turbine into the process might not be technically feasible due to the operating tolerances of the materials in the gas turbine. In addition, our horizontal reactor, which is designed to have a low center of gravity for marine applications, may not be capable of commercial application due to operational difficulties, and this could limit the market for floating GTL plants.

Industry rejection of our technology would make the construction of GTL plants based on the Syntroleum Process more difficult or impossible and adversely affect our ability to receive future license fees.

As is typical in the case of a new and rapidly evolving technology, demand and industry acceptance for our GTL technology is subject to a high level of uncertainty. Failure by the industry to accept our technology would make our construction of GTL plants more difficult or impossible and adversely affect our ability to receive future license fees and to generate other revenue. Should a high profile industry participant adopt the Syntroleum Process and fail to achieve success or should any commercial GTL plant based on the Syntroleum Process fail to achieve success, other industry participants’ perception of the Syntroleum Process could be adversely affected. In addition, some oil companies may be motivated to seek to prevent industry acceptance of GTL technology based on their belief that widespread adoption of GTL technology might negatively impact their competitive position.

Risks Relating to our Business

We will need to obtain funds from additional financings or other sources for the Sweetwater project and our other activities, and if we do not receive these funds we would need to reduce, delay or eliminate some of our expenditures, including those for the Sweetwater project.

We have expended and will continue to expend a substantial amount of funds to continue the research and development of our technologies, to market the Syntroleum Process and to design and construct GTL plants. We intend to finance the Sweetwater plant primarily through non-recourse debt financing at the project level, as well as equity financing, and plan to obtain additional funds for our GTL plant projects primarily through a combination of equity and debt project financing. We also intend to obtain additional funds through collaborative or other arrangements with strategic partners and others and debt and equity financing in the capital markets. Financing may not be available when needed or on terms acceptable or favorable to us. Our letters of intent relating to equity financing for the Sweetwater plant may not lead to definitive agreements. In addition, we expect that definitive agreements with equity and debt participants in the Sweetwater project and our other capital projects will include conditions to funding, many of which could be outside of our control. If adequate funds are not available, we would be required to delay or to eliminate expenditures for the Sweetwater project and may be required to reduce, delay or eliminate expenditures for our other capital projects, research and development, and other activities. We could also be forced to license to third parties the rights to commercialize additional products or technologies that we would otherwise seek to develop ourselves. If we obtain additional funds by issuing equity securities, dilution to stockholders may occur. In addition, preferred stock could be issued in the future without stockholder approval and the terms of our preferred stock could include dividend, liquidation, conversion, voting and other rights that are more favorable than the rights of the holders of our common stock.

Assuming the commercial success of the plants based on the Syntroleum Process, we expect that license fees, catalyst sales and sales of specialty products from GTL plants in which we own an interest will be a source of funds for operations. However, we may not receive any of these revenues, and these revenues may not be sufficient for capital expenditures or operations and may not be received within the expected time frame. If we are unable to generate funds from operations, our need to obtain funds through financing activities will be increased.

The construction of the Sweetwater plant and other GTL plants based on the Syntroleum Process will be subject to the risks of delay and cost overruns inherent in any large construction project.

The construction of GTL plants based on the Syntroleum Process, including the Sweetwater plant we are currently developing and plan to construct in Western Australia, will be subject to the risks of delay or cost overruns inherent in any large construction project resulting from numerous factors, including the following:

•	shortages of equipment, materials or skilled labor,

•	unscheduled delays in the delivery of ordered materials and equipment,

•	engineering problems, including those relating to the commissioning of newly designed equipment,

•	work stoppages,

•	weather interference,

•	unanticipated cost increases, and

•	difficulty in obtaining necessary permits or approvals.

We have incurred losses and anticipate continued losses.

As of March 31, 2001, we had an accumulated deficit of $75 million. We have not yet achieved profitability and expect to continue to incur net losses until we recognize sufficient revenues from licensing activities, GTL plants or other sources. Because we do not have an operating history upon which an evaluation of our prospects can be based, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by small companies seeking to develop new and rapidly evolving technologies. To address these risks, we must, among other things, respond to competitive factors, continue to attract, retain and motivate qualified personnel and commercialize and continue to upgrade our GTL technologies. We may not be successful in addressing these risks. We cannot assure you that we will achieve or sustain profitability.

Our anticipated expense levels are based in part on our expectations as to future operating activities and not on historical financial data. We plan to increase our capital expenditures to fund the design and construction of GTL plants, increase our operating expenses to fund greater levels of research and development and increase our marketing and operational capabilities. Increased revenues or cash flows may not result from these expenses.

The economic application of GTL plants based on the Syntroleum Process depends on favorable crude oil prices and other commodity prices.

Our belief that the Syntroleum Process can be cost effective at GTL plants with throughput levels from as low as 2,000 to over 100,000 barrels per day is based on our assumption that oil prices in the range of at least $15 to $20 per barrel will prevail. However, the markets for oil and natural gas have historically been very volatile and are likely to continue to be very volatile in the future. Although current crude oil prices are relatively high, during 1998 crude oil prices fell to historically low levels of below $10 per barrel for a period of time and could return to low levels in the future.

Because the synthetic crude oil, liquid fuels and specialty products that GTL plants based on the Syntroleum Process are expected to produce will compete in markets with oil and refined petroleum products, and because natural gas will be used as the feedstock at these GTL plants, an increase in natural gas prices relative to prices for oil and refined products, or a decrease in prices for oil and refined products, could adversely affect the operating results of these plants. Higher than anticipated costs for the catalysts and other materials used in these plants could also adversely affect operating results. Factors that could cause changes in the prices and availability of oil, natural gas and refined products include:

•	the level of consumer product demand,

•	weather conditions,

•	domestic and foreign government regulation,

•	the actions of the Organization of Petroleum Exporting Countries,

•	political conditions in oil and natural gas producing countries,

•	the supply of foreign crude oil and natural gas,

•	the location of GTL plants relative to natural gas reserves and pipelines,

•	the capacities of pipelines,

•	fluctuations in seasonal demand, and

•	the price and availability of alternative fuels and overall economic conditions.

We cannot predict the future markets and prices for oil, natural gas or other materials used in the Syntroleum Process or refined products.

The economic application of GTL plants based on the Syntroleum Process depends on favorable plant operating conditions.

The economic application of GTL technology depends on favorable plant operating conditions. Among the operating conditions that impact plant economics are the site location, infrastructure, weather conditions, the size of the equipment, the quality of the natural gas feedstock, the type of plant products and whether the natural gas converted by the plant is associated with oil reserves. For example, if a plant were located in an area that requires the construction of substantial infrastructure, plant economics would be adversely affected. In addition, plants that are not designed to produce specialty products or other high margin products and plants that are not used to convert natural gas that is associated with oil reserves will be more dependent on favorable natural gas and oil prices than plants designed for those uses. We do not expect these plants to be cost-effective at price levels below the range of at least $15 to $20 per barrel for oil.

GTL plants will depend on the availability of natural gas at economic prices, and alternative uses of natural gas could be preferred in many circumstances.

The construction and operation of GTL plants will depend on the availability of natural gas at economic prices. The market for natural gas is highly competitive in many areas of the world, and in many circumstances, the sale of natural gas for use as a feedstock in a GTL plant will not be the highest value market for the owner of the natural gas. The cryogenic conversion of natural gas to liquefied natural gas may compete with our GTL plants for use of natural gas as feedstocks in many locations. Local commercial, residential and industrial consumer markets, power generation, ammonia, methanol and petrochemicals are also alternative markets for natural gas. Unlike us, many of our competitors also produce or have access to large volumes of natural gas, which may be used in connection with their GTL operations. The availability of natural gas at economic prices for use as a feedstock for GTL plants may also depend on the production costs for the gas and whether natural gas pipelines are located in the areas where these plants are located. New pipelines may be built in, or existing pipelines may be expanded into, areas where GTL plants are built, and this may affect the operating margins of these plants as other markets compete for the available natural gas. The United States and Western Europe have well-developed natural gas markets. In these markets, the relationship between natural gas prices and liquid hydrocarbon prices would likely make investments in GTL plants that produce fuels uneconomic based upon current natural gas and refined product prices, as well as other market, environmental and regulatory conditions. Other areas around the world that have developed local markets for natural gas may also have higher valued uses for natural gas than as feedstocks for GTL plants. In addition, the commercialization of GTL technologies may have an adverse effect on the availability of natural gas at economic prices.

Our receipt of license fees depends on substantial efforts by our licensees, and our licensees could choose not to construct a GTL plant based on the Syntroleum Process or to pursue alternative GTL technologies.

Our licensees will control whether we issue any plant site licenses and, as a result, whether we receive any additional license fees under our license agreements. Licensees may need to undertake substantial activities and investments before we issue any plant site licenses and receive license fees. These activities may include performing feasibility studies, obtaining regulatory approvals and permits, obtaining preliminary cost estimates and final design and engineering for the plant, obtaining a sufficient dedicated supply of natural gas, obtaining adequate commitments for the purchase of the plant’s products and obtaining financing for construction of the plant. A licensee will control the amount and timing of resources devoted to these activities. Whether licensees are willing to expend the resources necessary to construct GTL plants will depend on a variety of factors outside our control, including the prevailing view of prices for crude oil, natural gas and refined products. In addition, our license agreements may be terminated by the licensee, with or without cause, upon 90 days’ notice to us. If we do not receive payments under our license agreements, we may not have sufficient resources to implement our business strategy. Our licensees are not restricted from pursuing alternative GTL technologies on their own or in collaboration with others, including our competitors.

Our success depends on the performance of our executive officers, the loss of whom would disrupt our business operations.

We depend to a large extent on the performance of our executive officers, including Kenneth L. Agee, our founder, Chief Executive Officer and Chairman of the Board and inventor with respect to many of our patents and patent applications, and Mark A. Agee, our President and Chief Operating Officer. Given the technological nature of our business, we also depend on our scientific and technical personnel. Our efforts to develop and commercialize our technology have placed a significant strain on our scientific and technical personnel, as well as our operational and administrative resources. Our ability to implement our business strategy may be constrained, and the timing of implementation may be impacted, if we are unable to attract and retain sufficient personnel. At March 31, 2001, we had 108 full-time employees. Except for a $500,000 life insurance policy held by us on the life of Kenneth L. Agee, we do not maintain “key person” life insurance policies on any of our employees.

We depend on strategic relationships with manufacturing and engineering companies, and if these companies fail to provide necessary components or services, this could negatively impact our business.

We intend to, and believe our licensees will, utilize third party component manufacturers in the design and construction of GTL plants based on the Syntroleum Process. If any third party manufacturer is unable to acquire raw materials or to provide components of GTL plants based on the Syntroleum Process in commercial quantities in a timely manner and within specifications, we or our licensees could experience material delays, or construction plans could be canceled, while alternative suppliers or manufacturers are identified and prepare for production. We have no experience in manufacturing and do not have any manufacturing facilities. Consequently, we will depend on third parties to manufacture components of GTL plants based on the Syntroleum Process. We have conducted development activities with third parties relating to our proprietary catalysts and turbines that may be used in the Syntroleum Process, and other manufacturing companies may not have the same expertise as these companies.

We also intend to utilize third parties to provide engineering services in connection with our efforts to commercialize the Syntroleum Process. If these engineering firms are unable to provide requisite services or performance guarantees, we or our licensees could experience material delays, or construction plans could be canceled, while alternative engineering firms are identified and become familiar with the Syntroleum Process. We have limited experience in providing engineering services and have a limited engineering staff. Consequently, we will depend on third parties to provide necessary engineering services, and these firms may be asked by licensees or financial participants in plants to provide performance guarantees in connection with the design and construction of GTL plants based on the Syntroleum Process.

Our operating results may be volatile due to a variety of factors and are not a meaningful indicator of future performance.

We expect to experience significant fluctuations in future annual and quarterly operating results because of the unpredictability of many factors that impact our business. These factors include:

•	timing of any construction by us or our licensees of GTL plants,

•	demand for licenses of the Syntroleum Process and receipt and revenue recognition of license fees,

•	oil and gas prices,

•	timing and amount of research and development expenditures,

•	demand for specialty products,

•	introduction or enhancement of GTL technologies by us and our competitors,

•	market acceptance of new technologies, and

•	general economic conditions.

As a result, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as any indication of future performance. Due to all of the foregoing factors, it may be that in some future year or quarter our operating results will be below the expectations of public market analysts and investors. In that event, the price of our common stock would likely be materially adversely affected.

We are subject to extensive laws relating to the protection of the environment, and these laws may increase the cost of designing, constructing and operating our GTL plants.

If we violate any of the laws and regulations relating to the protection of the environment, we may be subject to substantial fines, criminal sanctions or third party lawsuits and may be required to install costly pollution control equipment or, in some extreme cases, curtail operations. Our GTL plants will generally be required to obtain permits under applicable environmental laws and various permits for industrial siting and construction. Compliance with environmental laws and regulations, and any requisite permits, may increase the costs of designing, constructing and operating our GTL plants. We may also face exposure to actual or potential claims and lawsuits involving environmental matters with respect to our current real estate inventory as well as previously owned real estate.

We plan to construct GTL plants in foreign countries, where we would be subject to risks of a political nature and other risks inherent in foreign operations.

We plan to construct GTL plants in foreign countries, where we would be subject to risks of a political nature and other risks inherent in foreign operations. These risks include changes in domestic and foreign taxation, currency exchange risks, labor disputes and uncertain political and economic environments as well as risk of war, civil disturbances or other events that could limit or disrupt production and markets or result in the deprivation of contract rights or the taking of property by nationalization or appropriation without fair compensation. International operations and investments may also be adversely affected by laws and policies of the United States affecting foreign trade, investment and taxation, which could affect the conduct or profitability of these operations.

Sufficient markets for the synthetic products of the Syntroleum Process or products that utilize these synthetic products, including fuel cells, may never develop or may take longer to develop than we anticipate.

Sufficient markets may never develop for the synthetic products of the Syntroleum Process, or may develop more slowly than we anticipate. The development of sufficient markets for the synthetic products of the Syntroleum Process may be affected by many factors, some of which are out of our control, including:

•	the cost competitiveness of the synthetic products of the Syntroleum Process,

•	consumer reluctance to try a new product,

•	environmental, safety and regulatory requirements, and

•	the emergence of more competitive products.

In addition, a new market may fail to develop for products that utilize our synthetic products. For example, the establishment of a market for the use of these products as fuel for fuel cells is uncertain, in part because fuel cells represent an emerging market, and we do not know whether distributors will want to sell them or if end-users will want to use them.

If sufficient markets fail to develop or develop more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our technology and may never achieve profitability.

USE OF PROCEEDS

Unless we inform you otherwise in the prospectus supplement or any pricing supplement, we will use the net proceeds from the sale of the offered securities for general corporate purposes. These purposes may include capital expenditures, working capital, repayment or refinancing of indebtedness, acquisitions and repurchases and redemptions of securities. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

DILUTION

Our net tangible book value at March 31, 2001 was $2.66 per share of common stock. Net tangible book value per share of common stock is determined by dividing our tangible net worth, which is tangible assets less liabilities, by the total number of shares of our common stock outstanding. If we offer shares of our common stock, purchasers of our common stock in that offering may experience immediate dilution in net tangible book value per share. The prospectus supplement relating to an offering of shares of our common stock will set forth the information regarding any dilutive effect of that offering.

RATIO OF EARNINGS TO FIXED CHARGES

Our deficiency of earnings to fixed charges for each of the periods shown is as follows:

	Quarter Ended March 31, 2001	Year Ended December 31,
		2000	1999	1998	1997	1996
Deficiency of earnings to fixed charges	$6,017	$22,599	$17,354	$11,757	$9,615	$1,937

We have computed the amount by which earnings available for fixed charges were insufficient to cover fixed charges. For this purpose, “earnings available for fixed charges” consist of income (loss) from continuing operations before minority interests and income taxes plus fixed charges and distributed earnings of unconsolidated subsidiaries, less capitalized interest and undistributed equity in earnings of subsidiaries. “Fixed charges” consist of interest expense, capitalized interest, amortized expenses related to indebtedness, and an estimate of the interest within rental expense.

Our deficiency of earnings to combined fixed charges and preferred stock dividends for the quarter ended March 31, 2001 and each of the five years in the period ended December 31, 2000 is the same as those reflected above for the deficiency of earnings to fixed charges because we had no preferred stock dividend requirements.

DESCRIPTION OF DEBT SECURITIES

The debt securities covered by this prospectus will be our general unsecured obligations. The debt securities will be either senior debt securities or subordinated debt securities. We will issue the debt securities under one or more separate indentures between us and a trustee that we will name in the prospectus supplement. Senior debt securities will be issued under a senior indenture, and subordinated debt securities will be issued under a subordinated indenture. In this description, we sometimes call the senior indenture and the subordinated indenture the “indentures.”

We have summarized selected provisions of the indentures and the debt securities below. This summary is not complete. You should read the indentures and other instruments establishing the terms of debt securities for more details regarding the provisions we describe below and for other provisions that may be important to you. We have filed the forms of the indentures with the SEC as exhibits to the registration statement and will include the final indentures and other instruments establishing the terms of debt securities as exhibits to a filing with the SEC in connection with an offering of debt securities.

In this summary description of the debt securities, all references to “us” mean Syntroleum only, unless we state otherwise or the context clearly indicates otherwise.

General

The senior debt securities will constitute senior debt and will rank equally with all our unsecured and unsubordinated debt. The subordinated debt securities will be subordinated to, and thus have a junior position to, any senior debt securities and all our other senior debt. Unless we inform you otherwise in the prospectus supplement, the indentures will not limit the amount of debt we may issue under the indentures or the amount of other unsecured debt or securities we may incur or issue. We may issue debt securities under either indenture from time to time in one or more series, each in an amount we authorize prior to issuance.

At the time we issue debt securities or during the period they remain outstanding, we may conduct a substantial part of our operations through our subsidiaries, and our subsidiaries may generate a significant part of our cash flow. As a result, distributions or advances from our subsidiaries may be important sources of funds to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain from our subsidiaries cash that we need to pay our debt service obligations, including payments on the debt securities. In addition, holders of the debt securities will have a junior position to the claims of creditors of our subsidiaries on their assets and earnings.

Unless we inform you otherwise in the prospectus supplement, the indentures and the debt securities will not contain:

•	any covenants or other provisions designed to protect holders of the debt securities in the event we participate in a highly leveraged transaction, or

•	provisions that give holders of the debt securities the right to require us to repurchase their securities in the event of a decline in our credit rating resulting from a takeover, recapitalization or similar restructuring or otherwise.

The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title of the debt securities,

•	the total principal amount of the debt securities,

•	whether the debt securities are senior debt securities or subordinated debt securities,

•	whether we will issue the debt securities in individual certificates to each holder or in the form of temporary or permanent global securities held by a depositary on behalf of holders,

•	the date or dates on which the principal of and any premium on the debt securities will be payable,

•	any interest rate, the date from which interest will accrue, interest payment dates and record dates for interest payments,

•	whether and under what circumstances any additional amounts with respect to the debt securities will be payable,

•	the place or places where payments on the debt securities will be payable,

•	any provisions for optional redemption or early repayment,

•	any sinking fund or other provisions that would obligate us to redeem, purchase or repay the debt securities prior to maturity,

•	the denominations in which we may issue the debt securities,

•	whether payments on the debt securities will be payable in foreign currency or currency units or another form, and whether payments will be payable by reference to any index or formula,

•	the portion of the principal amount of the debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount,

•	any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations,

•	any changes or additions to the events of default or covenants this prospectus describes,

•	any restrictions or other provisions relating to the transfer or exchange of the debt securities,

•	any terms for the conversion or exchange of the debt securities for other securities issued by us or any other entity, and

•	any other terms of the debt securities.

We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. Those debt securities may bear no interest or may bear interest at a rate that at the time of issuance is below market rates.

If we sell any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

Subordination

Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all senior debt. Unless we inform you otherwise in the prospectus supplement, we may not make any payment of principal, interest or any premium on the subordinated debt securities if:

•	we fail to pay the principal, interest, premium or any other amounts on any senior debt when due, or

•	we default in performing any other covenant (a “covenant default”) in any senior debt that we have designated if the covenant default allows the holders of that senior debt to accelerate the maturity of the senior debt they hold.

Unless we inform you otherwise in the prospectus supplement, a covenant default will prevent us from making payments on the subordinated debt securities only for up to 179 days after holders of the senior debt give the trustee for the subordinated debt securities notice of the covenant default.

The subordination provisions will not affect our obligation, which will be absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on the subordinated debt securities. In addition, the subordination provisions will not prevent the occurrence of any default under the subordinated indenture.

Unless we inform you otherwise in the prospectus supplement, the subordinated indenture will not limit the amount of Senior Indebtedness that we may incur. As a result of the subordination of the subordinated debt securities, if we became insolvent, holders of subordinated debt securities may receive less on a proportionate basis than our other creditors.

Unless we inform you otherwise in the prospectus supplement, “Senior Indebtedness” will mean all notes or other indebtedness, including guarantees, of Syntroleum for money borrowed and similar obligations, unless the indebtedness states that it is not senior to the subordinated debt securities or our other junior debt.

Consolidation, Merger and Sale of Assets

The indentures generally will permit a consolidation or merger between us and another entity. They also will permit the sale by us of all or substantially all of our assets. The indentures will provide, however, that we may consolidate with another entity to form a new entity or merge into any other entity or transfer or dispose of all or substantially all our assets to any other entity only if:

•	the resulting or surviving entity assumes the due and punctual payments on the debt securities and the performance of our covenants and obligations under the applicable indenture and the debt securities, and

•	immediately after giving effect to the transaction, no default or event of default would occur and be continuing.

Events of Default

Unless we inform you otherwise in the prospectus supplement, the following will be events of default with respect to a series of debt securities:

•	our failure to pay interest or any required additional amounts on any debt securities of that series for 30 days,

•	our failure to pay principal of or any premium on any debt securities of that series when due,

•	our failure to deposit any sinking fund payment when due for that series of debt securities for 30 days,

•	our failure to comply with any of our covenants or agreements in the debt securities of that series or the applicable indenture, other than an agreement or covenant that we have included in that indenture solely for the benefit of other series of debt securities, for 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of all the outstanding debt securities issued under that indenture that are affected by that failure,

•	specified events involving bankruptcy, insolvency or reorganization of Syntroleum, and

•	any other event of default provided for that series of debt securities.

A default under one series of debt securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debt securities of any default or event of default, except in any payment on the debt securities, if the trustee in good faith determines that withholding notice is in the interest of the holders of the debt securities.

If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default, or, in some cases, 25% in principal amount of all senior debt securities or subordinated debt securities affected, voting as one class, may declare the principal of and all accrued and all unpaid interest on those debt securities to be due and payable immediately. If an event of default relating to events of bankruptcy, insolvency or reorganization occurs, the principal of and all accrued and unpaid interest on all the debt securities will become immediately due and payable without any action on the part of the applicable trustee or any holder. The holders of a majority in principal amount of the outstanding debt securities of the series affected by the default, or, in some cases, a majority in principal amount of all senior debt securities or subordinated debt securities affected, voting as one class, may rescind this accelerated payment requirement. Depending on the terms of our other indebtedness, an event of default under either of the indentures may give rise to cross defaults on our other indebtedness.

A holder of a debt security of any series will be able to pursue any remedy under the applicable indenture only if:

•	the holder gives the trustee written notice of a continuing event of default for that series,

•	the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue the remedy,

•	the holder or holders offer to the trustee indemnity reasonably satisfactory to it,

•	the trustee fails to act for a period of 60 days after receipt of notice and offer of indemnity, and

•	during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request.

This provision will not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.

In most cases, holders of a majority in principal amount of the outstanding debt securities of a series, or of all debt securities affected, voting as one class, will be able to direct the time, method and place of:

•	conducting any proceeding for any remedy available to the applicable trustee, and

•	exercising any trust or power conferred on the applicable trustee not relating to or arising under an event of default.

Each indenture will require us to file with the trustee each year a written statement as to our compliance with the covenants contained in that indenture.

Modification and Waiver

We may amend or supplement either indenture if the holders of a majority in principal amount of the outstanding debt securities of all series issued under the applicable indenture and affected by the amendment or supplement, acting as one class, consent to it. Without the consent of each holder of each debt security affected, however, no amendment or supplement may:

•	reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver,

•	reduce the rate of or change the time for payment of interest on any debt security,

•	reduce the principal of, premium on or any mandatory sinking fund payment with respect to any debt security or change the stated maturity of any debt security,

•	reduce any premium payable on the redemption of any debt security or change the time at which any debt security may or must be redeemed,

•	change any obligation to pay additional amounts on any debt security,

•	make the payments on any debt security payable in any currency or currency unit other than as the debt security originally states,

•	impair the holder’s right to institute suit for the enforcement of any payment on any debt security,

•	make any change in the percentage of principal amount of debt securities necessary to waive compliance with specified provisions of the applicable indenture or to make any change in the applicable indenture’s provisions for modification,

•	waive a continuing default or event of default regarding any payment on any debt security, or

•	with respect to the subordinated indenture, modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security.

We and the applicable trustee may agree to amend or supplement either indenture or waive any provision of either indenture without the consent of any holders of debt securities in some circumstances, including:

•	to cure any ambiguity, omission, defect or inconsistency,

•	to provide for the assumption of our obligations under the indenture by a successor upon any merger, consolidation or asset transfer,

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for bearer debt securities,

•	to provide any security for or add guarantees of any series of debt securities,

•	to comply with any requirement to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939,

•	to add covenants that would benefit the holders of any debt securities or to surrender any rights we have under the indenture,

•	to add events of default with respect to any debt securities,

•	to make any change that does not adversely affect any outstanding debt securities of any series in any material respect,

•	to facilitate the defeasance or discharge of any series of debt securities if that change does not adversely affect the holders of debt securities of that series or any other series under the indenture in any material respect, and

•	to provide for the acceptance of a successor or another trustee.

The holders of a majority in principal amount of the outstanding debt securities of any series, or of all senior debt securities or subordinated debt securities affected, voting as one class, may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

Discharge and Defeasance

We will be discharged from all obligations under the applicable indenture with respect to any series of debt securities, except for surviving obligations relating to any conversion rights and to register the transfer or exchange of the debt securities, if:

•	all debt securities of the series previously authenticated and delivered under the relevant indenture have been delivered to the indenture trustee for cancellation or

•	all debt securities of that series have become due and payable or will become due and payable within one year, at maturity or by redemption, and we deposit with the applicable trustee funds or government securities sufficient to make payments on the debt securities of a series on the dates those payments are due.

To exercise the right of discharge described above, we must deliver to the applicable trustee an opinion of counsel and an officers’ certificate stating that all conditions precedent to the satisfaction and discharge of the applicable indenture have been complied with.

In addition to our right of discharge described above, we may deposit with the applicable trustee funds or government securities sufficient to make payments on the debt securities of a series on the dates those payments are due and, at our option, either of the following will occur:

•	we will be discharged from our obligations with respect to the debt securities of that series (“legal defeasance”), or

•	we will no longer have any obligation to comply with the restrictive covenants under the applicable indenture, and the related events of default will no longer apply to us, but some of our other obligations under the indenture and the debt securities of that series, including our obligation to make payments on those debt securities, will survive (“covenant defeasance”).

If we defease a series of debt securities, the holders of the debt securities of the series affected will continue to be entitled to the benefits under the applicable indenture of our obligations to:

•	register the transfer or exchange of debt securities,

•	replace stolen, lost or mutilated debt securities, and

•	maintain paying agencies and hold moneys for payment in trust.

Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the applicable trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for United States federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based on a ruling from the United States Internal Revenue Service or a change in law to that effect.

Governing Law

New York law will govern the indentures and the debt securities.

Trustee

If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent person in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the request of any of the holders of any debt securities only after those holders have offered the trustee indemnity reasonably satisfactory to it.

Each indenture will limit the right of the trustee, if it becomes one of our creditors, to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee may engage in other transactions with us. If it acquires any conflicting interest, however, it must eliminate that conflict or resign.

Form, Exchange, Registration and Transfer

We will issue the debt securities in registered form, without interest coupons. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require the payment of any tax or other governmental charge payable for that registration.

Debt securities of any series will be exchangeable for other debt securities of the same series with the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

Unless we inform you otherwise in the prospectus supplement, we will appoint the trustee under each indenture as security registrar for the debt securities we issue under that indenture. If the prospectus supplement refers to any transfer agents initially designated by us, we may at any time rescind that designation or approve a change in the location through which any transfer agent acts. We will be required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities or rescind the designation of any transfer agent.

In the case of any redemption, neither the security registrar nor the transfer agent will be required to register the transfer or exchange of any debt security:

•	during a period beginning 15 business days before the day of mailing of the relevant notice of redemption and ending on the close of business on that day of mailing, or

•	if we have called the debt security for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Payment and Paying Agents

Unless we inform you otherwise in the prospectus supplement, we will make payments on the debt securities in U.S. dollars at the office of the applicable trustee or any paying agent we designate. At our option, we may make payments by check mailed to the holder’s registered address or, with respect to global debt securities, by wire transfer. Unless we inform you otherwise in the prospectus supplement, we will make interest payments to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

Unless we inform you otherwise in the prospectus supplement, we will designate the trustee under each indenture as our paying agent for payments on debt securities we issue under that indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will repay to us upon written request any funds held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After repayment to us, all liability of the trustee and paying agent with respect to those funds will cease and holders entitled to those funds must look only to us for payment.

Book-entry Debt Securities

We may issue the debt securities of a series in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. We may issue global debt securities in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

DESCRIPTION OF CAPITAL STOCK

The total number of shares of all classes of stock that we have authority to issue is 155,000,000, consisting of 150,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. We had 33,157,834 shares of common stock outstanding as of March 31, 2001. We have authorized and reserved for issuance 250,000 shares of junior participating preferred stock in connection with the preferred stock purchase rights described below.

In the discussion that follows, we have summarized selected provisions of our certificate of incorporation and our bylaws relating to our capital stock. You should read our certificate of incorporation and bylaws as currently in effect for more details regarding the provisions we describe below and for other provisions that may be important to you. We have filed copies of those documents with the SEC, and they are incorporated by reference as exhibits to the registration statement. Please read “Where You Can Find More Information.”

Common Stock

The holders of common stock are entitled to one vote per share on all matters voted on by our stockholders, including the election of directors, except as may, in the future, be provided in any resolutions adopted by our board of directors with respect to any series of preferred stock. Except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of shares of common stock exclusively possess all voting power of our stockholders. Subject to any preferential rights of any outstanding series of preferred stock, the holders of common stock are entitled to those dividends as may be declared from time to time by our board of directors from funds available for dividends and, upon liquidation, are entitled to receive pro rata all of our assets available for distribution to our stockholders.

Preferred Stock

Our board of directors is authorized to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the powers, designation, preferences and rights of each series and the qualifications, limitations or restrictions of each series, including:

•	the designation of the series,

•	the number of shares of the series, which number the board of directors may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares of that series then outstanding,

•	whether dividends, if any, will be cumulative or noncumulative and the dividend rate and the preferences, if any, of the series,

•	the dates on which dividends, if any, will be payable,

•	the redemption rights and price or prices, if any, for shares of the series,

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series,

•	the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs,

•	whether the shares of the series will be convertible into or exchangeable for shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of that class or series or that other security, the conversion or exchange price or prices or rate or rates, any adjustments to those prices or rates, the date or dates as of which such shares will be convertible or exchangeable and all other terms and conditions of the conversion or exchange,

•	restrictions on the issuance of shares of the same series, or of any other class or series, and

•	the voting rights, if any, of the holders of shares of any series.

The prospectus supplement relating to any series of preferred stock we offer will include specific terms relating to the offering. The description of the terms of the preferred stock to be set forth in an applicable prospectus supplement will not be complete and will be subject to and qualified by the certificate of designation relating to the applicable series of preferred stock. You should read that document for provisions that may be important to you. We will include that document as an exhibit to a filing with the SEC in connection with an offering of preferred stock.

The authorized shares of preferred stock, as well as shares of common stock, are available for issuance without further action by our stockholders, unless stockholder action is required by the rules of any stock exchange or automated quotation system on which our securities are listed or traded. If the approval of our stockholders is not required for the issuance of shares of preferred stock or common stock, the board of directors may determine not to seek stockholder approval.

Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of that series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue shares based on its judgment as to our best interests and the best interests of our stockholders. Our board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt, including a tender offer or other transaction that some, or a majority of, our stockholders might believe to be in their best interests or that might result in stockholders receiving a premium for their stock over the then current market price of the stock.

Depositary Shares

If we elect to offer fractional interests in shares of preferred stock, we will provide for the issuance of receipts for depositary shares to any holder of those fractional interests. Each depositary share will represent a fractional interest in the underlying share of preferred stock. We will deposit the shares of preferred stock underlying the depositary shares under a deposit agreement between us and a bank or trust company selected by us. The bank or trust company must have its principal office in the United States and a combined capital and surplus of at least $50,000,000. The depositary receipts will evidence the depositary shares issued under the deposit agreement.

The deposit agreement will contain terms applicable to the holders of depositary shares in addition to the terms stated in the depositary receipts. Each owner of depositary shares will be entitled to all the rights and preferences of the preferred stock underlying the depositary shares in proportion to the applicable fractional interest in the underlying shares of preferred stock. The depositary will issue the depositary receipts to individuals purchasing the fractional interests in shares of the related preferred stock according to the terms of the offering described in a prospectus supplement.

The following description of the depositary shares we may offer, together with the additional information included in any prospectus supplements, describes the material terms and provisions of this type of security but is not complete. For a more complete description of the terms of the depositary shares, please refer to the deposit agreement relating to the depositary shares and the depositary receipt relating to the preferred stock that is attached to the deposit agreement. We will include these documents as exhibits to a filing with the SEC in connection with an offering of depositary shares.

We will describe in a prospectus supplement the specific terms of any depositary shares we may offer pursuant to this prospectus. If indicated in a prospectus supplement, the terms of such depositary shares may differ from the terms described below.

Dividends and Other Distributions.    The depositary will distribute all cash dividends or other cash distributions received for the preferred stock to the entitled record holders of depositary shares in proportion to the number of depositary shares that the holder owns on the relevant record date, unless we or the depositary is required by law to withhold an amount on account of taxes. If this occurs, the amount distributed to the holders of depositary shares will be reduced accordingly. The depositary will distribute only an amount that can be distributed without attributing to any holder of depositary shares a fraction of one cent. The depositary will add the undistributed balance to and treat it as part of the next sum received by the depositary for distribution to holders of depositary shares.

If there is a non-cash distribution, the depositary will distribute property received by it to the entitled record holders of depositary shares, in proportion, insofar as possible, to the number of depositary shares owned by the holders, unless the depositary determines, after consultation with us, that it is not feasible to make that distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders. The deposit agreement also will contain provisions relating to how any subscription or similar rights that we may offer to holders of the preferred stock will be available to the holders of the depositary shares.

Conversion, Exchange and Redemption.    If any series of preferred stock underlying the depositary shares may be or is required to be converted or exchanged, each record holder of depositary receipts representing the shares of preferred stock being converted or exchanged will have the right or obligation to convert or exchange the depositary shares represented by the depositary receipts.

Whenever we redeem or convert shares of preferred stock held by the depositary, the depositary will redeem or convert, at the same time, the number of depositary shares representing the preferred stock to be redeemed or converted. The depositary will redeem the depositary shares from the proceeds it receives from the corresponding redemption of the applicable series of preferred stock. The depositary will mail notice of redemption or conversion to the record holders of the depositary shares which are to be redeemed between 30 and 60 days before the date fixed for redemption or conversion. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share on the applicable series of preferred stock. If less than all the depositary shares are to be redeemed, the depositary will select which shares are to be redeemed by lot on a pro rata basis or by any other equitable method as the depositary may decide.

After the redemption or conversion date, the depositary shares called for redemption or conversion will no longer be outstanding. When the depositary shares are no longer outstanding, all rights of the holders will end, except the right to receive money, securities or other property payable upon redemption or conversion.

Voting.    When the depositary receives notice of a meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the particulars of the meeting to the record holders of the depositary shares. Each record holder of depositary shares on the record date may instruct the depositary on how to vote the shares of preferred stock underlying the holder’s depositary shares. The depositary will try, if practical, to vote the number of shares of preferred stock underlying the depositary shares according to the instructions and will abstain from voting the number of shares of preferred stock underlying the depositary shares of holders who do not provide instructions. We will agree to take all reasonable action requested by the depositary to enable it to vote as instructed.

Amendments.    We and the depositary may agree at any time to amend the deposit agreement and the depositary receipt evidencing the depositary shares. Approval by the holders of at least a majority of the depositary shares then outstanding will be required for any amendment that materially adversely affects the rights of holders of depositary shares. Any holder of depositary shares that continues to hold its shares after any amendment has become effective will be deemed to have agreed to the amendment.

Termination.    We or the depositary may terminate the deposit agreement only after:

•	the depositary has redeemed all related outstanding depositary shares,

•	all outstanding shares of preferred stock have been converted into or exchanged for common stock, or

•	we have liquidated, terminated or wound up our business and the depositary has distributed the preferred stock of the relevant series to the holders of the related depositary shares.

Payment of Fees and Expenses.    We will pay all fees, charges and expenses of the depositary, including the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay taxes and governmental charges and any other charges as are stated in the deposit agreement for their accounts.

Resignation and Removal of Depositary.    The depositary may resign at any time by delivering notice to us, and we may remove the depositary at any time. Resignations or removals will take effect upon the appointment of a successor depositary and its acceptance of the appointment. We are required to appoint a successor depositary within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Withdrawal.    Upon our surrender of depositary receipts to the depositary, we are entitled to receive certificates evidencing the number of whole shares of preferred stock and any money and other property represented by those depositary receipts. If the depositary receipts we deliver evidence a number of depositary shares greater than the number of whole shares of preferred stock to be withdrawn, the depositary will deliver to us at the same time a new depositary receipt evidencing that excess number of depositary shares.

Reports and Obligations.    The depositary will forward to the holders of depositary shares all reports and communications from us that are delivered to the depositary and that we are required by law, the rules of an applicable securities exchange or our certificate of incorporation to furnish to the holders of the preferred stock. Neither we nor the depositary will be liable if the depositary is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the deposit agreement. Both we and the depositary will be obligated to act in good faith in performing our duties under the deposit agreement. We and the depositary will be liable only for gross negligence and willful misconduct in performing our duties under the deposit agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding connected with any depositary shares or preferred stock unless the holders of depositary shares requesting that action furnish satisfactory indemnity. In performing our obligations, we and the depositary may rely and act upon the advice of our counsel or accountants, on any information provided to us by a person presenting shares for deposit, any holder of a receipt, or any other document believed by us or the depositary to be genuine and to have been signed or presented by the proper party or parties.

Preferred Stock Purchase Rights

One preferred share purchase right is currently associated with each outstanding share of our common stock. Each of these rights entitles the registered holder to purchase from us one six-hundredth of a share of our junior preferred stock, par value $.01 per share, at a purchase price of $125.00 per one one-hundredth of a share, subject to adjustment.

The rights will have anti-takeover effects. The rights could cause substantial dilution to a person or group that attempts to acquire us and effect a change in the composition of our board of directors on terms not approved by the board of directors, including by means of a tender offer at a premium to the market price. The rights should not interfere with any merger or business combination approved by the board of directors because the rights may be redeemed by us at the redemption price prior to the time that a person has become an acquiring person.

The following summary of the material terms of the rights is qualified in its entirety by reference to the form of the Amended and Restated Rights Agreement, a copy of which is incorporated by reference as an exhibit to this registration statement.

Evidence and Transferability of Rights.    The rights will be evidenced by the certificates representing shares of common stock until the earlier to occur of:

•	10 days following a public announcement made by us or an “acquiring person” that a person or group of affiliated or associated persons has become an “acquiring person,” which occurs when that person or group has acquired beneficial ownership of 25% or more of the then outstanding shares of common stock, or

•	10 business days, or a later date established by our board of directors before the time any person or group becomes an acquiring person, following the commencement of, or the first public announcement of an intention of any person or group to make, a tender offer or exchange offer that, if completed, would result in the beneficial ownership by a person or group of 25% or more of the outstanding shares of common stock.

The date that the rights are no longer evidenced by the certificates representing shares of common stock is referred to as the “rights distribution date.” Neither Kenneth L. Agee nor Mark A. Agee nor members of their immediate families, nor any of their affiliates or associates, individually or collectively, will be deemed an acquiring person.

Until the rights distribution date or the earlier redemption or expiration of the rights:

•	the rights will be transferred with and only with the transfer of shares of common stock,

•	certificates representing shares of common stock will contain a notation incorporating the terms of the rights by reference, and

•	the surrender for transfer of any certificate representing shares of common stock will also constitute the transfer of the rights associated with the shares of common stock represented by that certificate.

As soon as practicable following the rights distribution date, separate certificates evidencing the rights will be mailed to holders of record of the shares of common stock as of the close of business on the rights distribution date and those separate rights certificates alone will evidence the rights.

Exercisability of Rights.    The rights are not exercisable until the rights distribution date. The rights will expire on January 31, 2007, unless the expiration date is extended or unless the rights are earlier redeemed or exchanged by us, in each case, as described below.

If any person becomes an acquiring person, each holder of a right, other than rights beneficially owned by the acquiring person, which will be void, will after the date that any person became an acquiring person have the right to receive upon exercise of those rights at the then current exercise price that number of shares of common stock having a market value of two times the exercise price of the right. If, at any time on or after the date that any person has become an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold, each holder of a right will after the date of that transaction have the right to receive, upon the exercise of those rights at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of that transaction will have a market value of two times the exercise price of the right.

The purchase price payable, and the number of shares of junior preferred stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the following circumstances:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of junior preferred stock,

•

upon the grant to holders of the shares of junior preferred stock of specified rights, options or warrants to subscribe for or purchase shares of junior preferred stock at a price, or securities convertible into shares of junior preferred stock with a conversion price less than the then current market price of the shares of junior preferred stock, or

•	upon the distribution to holders of the shares of junior preferred stock of evidences of indebtedness or assets, excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of junior preferred stock, or of subscription rights or warrants other than those referred to above.

The number of outstanding rights and the number of shares of junior preferred stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the rights distribution date.

With specified exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. No fractional shares of junior preferred stock will be issued, other than fractions which are integral multiples of one one-hundredth of a share of junior preferred stock, which may, at our election, be evidenced by depositary receipts. In lieu of those fractional shares, an adjustment in cash will be made based on the market price of the shares of junior preferred stock on the last trading day prior to the date of exercise.

Until a right is exercised, the holder of a right will have no rights as a stockholder of our company, including the right to vote or to receive dividends.

Terms of Junior Preferred Stock.    Shares of junior preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of junior preferred stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend equal to 600 times the dividend declared per share of common stock. In the event of liquidation, the holders of the junior preferred stock will be entitled to a minimum preferential liquidation payment of $600 per share but will be entitled to an aggregate payment equal to 600 times the payment made per share of common stock. Each share of junior preferred stock will have 600 votes, together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which the common stock is exchanged, each share of junior preferred stock will be entitled to receive an amount equal to 600 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.

Because of the nature of the dividend, liquidation and voting rights of the junior preferred stock, the value of the one six-hundredth interest in a share of junior preferred stock purchasable upon exercise of each right should approximate the value of one share of common stock.

Exchange or Redemption.    At any time after any person becomes an acquiring person and before the acquisition by that person of 50% or more of the outstanding shares of common stock, our board of directors may exchange the rights, in whole or in part, at an exchange ratio of one share of common stock, or in the event there are not sufficient shares of common stock authorized to be issued, one six-hundredth of a share of junior preferred stock, per right, subject to adjustment. This exchange will not apply to rights owned by the acquiring person which will have become void.

At any time before any person becomes an acquiring person, our board of directors may redeem the rights in whole, but not in part, at a price of $.01 per right.

The redemption of the rights may be made effective at any time, on any basis and with any conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the rights will terminate and holders of rights will only receive the redemption price.

Amendment.    The terms of the rights may be amended by our board of directors without the consent of the holders of the rights, including an amendment to:

•	lower the threshold at which a person becomes an acquiring person, and

•	lower the percentage of common stock proposed to be acquired in a tender or exchange offer that would cause the rights distribution date to occur to not less than the greater of (1) the sum of .001% and the largest percentage of the outstanding common stock then known to us to be beneficially owned by any person or group of affiliated or associated persons and (2) 10%, except that, from and after the time that any person or group of affiliated or associated persons becomes an acquiring person, no amendment may adversely affect the interests of the holders of the rights.

Restrictions on Business Combinations

Our charter provides that “business combinations” involving an “interested stockholder” must be approved by the holders of at least 66 2/3% of the voting power of the shares not owned by the interested stockholder, unless the business combination is either approved by a majority of “continuing directors” or meets specified requirements regarding price and procedure.

“Continuing directors” is generally defined in our charter as follows:

•	directors who are unaffiliated with the interested stockholder and joined the board before the party to the transaction became an interested stockholder, or

•	directors who are unaffiliated with the interested stockholder and are elected to fill a vacancy and whose election is recommended by a majority of continuing directors then on the board.

Our charter also provides that the initial directors named in our charter who are unaffiliated with the interested stockholder are “continuing directors.”

A “business combination” is generally defined in our charter as follows:

•	any merger or consolidation of our company or one of our subsidiaries with any interested stockholder,

•	any disposition, in one transaction or a series of transactions, to or with any interested stockholder of any assets of our company or any of our subsidiaries having an aggregate fair market value of $10,000,000 or more,

•	the issuance or transfer by us or any of our subsidiaries of any securities of our company or any of our subsidiaries to any interested stockholder, in exchange for property having an aggregate fair market value of $10,000,000 or more,

•	the adoption of any plan or proposal for our liquidation or dissolution proposed by or on behalf of an interested stockholder, or

•	any reclassification of securities, or recapitalization of our company, or any merger or consolidation of our company with any of our subsidiaries or any other transaction that has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of our equity or convertible securities of our company or any of our subsidiaries that are directly or indirectly owned by any interested stockholder.

An “interested stockholder” is generally defined in our charter as any person who or which:

•	itself, or along with its affiliates, is the beneficial owner, directly or indirectly, of more than 10% of our then outstanding voting stock,

•	is one of our affiliates and at any time within the two-year period immediately before the date in question was itself, or along with its affiliates, the beneficial owner, directly or indirectly, of 10% or more of our then outstanding voting stock, or

•	is an assignee of or has otherwise succeeded to any of our voting stock that was at any time within the two-year period immediately before the date in question beneficially owned by an interested stockholder, if that assignment or succession occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

The provisions in our charter restricting business combinations with interested stockholders also generally apply to an interested stockholder’s affiliates.

To satisfy the price and procedure requirements of these provisions, the following criteria must be satisfied:

•	the total amount of the cash and the fair market value of consideration other than cash to be received per share by holders of our capital stock is at least equal to the highest of

(1)  the highest price per share paid by the interested stockholder in transactions during the two-year period before the announcement of the transaction or in the transaction in which it became an interested stockholder,

(2)  the fair market value of the stock on the date of announcement of the transaction or the date of the transaction in which it became an interested stockholder, whichever is higher,

(3)  the amount determined under clause (2) above multiplied by the ratio of (A) the highest price per share paid by the interested stockholder for any shares during the two-year period before the date of announcement of the transaction to (B) the fair market value of the stock on the first day in that two-year period on which the interested stockholder acquired any shares of stock, and

(4)  in the case of preferred stock, the highest preferential amount per share to which stockholders are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of our company,

•	generally, the consideration to be received by holders of a particular class of outstanding voting stock is in cash or in the same form as the interested stockholder has previously paid for shares of that class of voting stock,

•	after the interested stockholder has become an interested stockholder and before the completion of the business combination, specified actions or omissions have not occurred with respect to dividends and the interested stockholder has not become the beneficial owner of any additional voting stock except as part of the transaction which results in the interested stockholder becoming an interested stockholder,

•	after the interested stockholder has become an interested stockholder, the interested stockholder has not received, except proportionately as a shareholder, any financial assistance or tax advantages provided by the corporation, whether in anticipation of or in connection with the business combination or otherwise, and

•	a proxy or information statement describing the proposed business combination and complying with the requirements of the Securities Exchange Act of 1934 is mailed to stockholders at least 30 days before the completion of the business combination.

Section 203 of the Delaware General Corporation Law provides that, subject to specified exceptions, a corporation may not engage in a broad range of business combinations with any “interested stockholder” for a three-year period following the time that the stockholder becomes an interested stockholder unless:

•	prior to that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, shares owned by persons who are both officers and directors of the corporation and shares held by specified employee stock ownership plans, or

•	on or after that time, the business combination is approved by the board of directors of the corporation and approved at an annual meeting or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In general, an “interested stockholder” is defined for purposes of Section 203 to include any person that is

•	the owner of 15% or more of the outstanding voting stock of the corporation, or

•	an affiliate or associate of the corporation that was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the previous three years.

Section 203 permits a corporation to opt out of these provisions, although we have not done so. Our board of directors has, however, approved the transaction which resulted in both Kenneth L. Agee and Mark A. Agee becoming interested stockholders. As a result, the provisions of Section 203 are not applicable to either Kenneth L. Agee or Mark A. Agee.

Amendments to Charter

Amendments of our charter generally require the approval of the holders of a majority of the outstanding stock entitled to vote on the amendment, and if the amendment would increase or decrease the number of authorized shares of any class or series or the par value of shares of that class or series or would adversely affect the rights, powers or preferences of that class or series, a majority of the outstanding stock of that class or series also would be required to approve the amendment. However, the approval of the board of directors and the affirmative vote of 80% of the stock entitled to vote in the election of directors is required for the amendment or repeal of, or the adoption of provisions that are inconsistent with, the provisions of our charter regarding:

•	powers of the board of directors with respect to the bylaws and our accounts and books, and

•	the number, election and classification of our directors.

In addition, the amendment or repeal of, or the adoption of provisions that are inconsistent with, the provisions of our charter regarding votes required for business combinations with interested stockholders described above requires the approval of our board of directors and the affirmative vote of 66 2/3% of the holders of stock entitled to vote in the election of directors and not owned directly or indirectly by interested stockholders or their affiliates.

Amendments to Bylaws

Our board of directors may adopt, alter or amend the bylaws. In addition to meeting notice requirements, our bylaws provide that the affirmative vote of the holders of at least 80% of the voting power of the then outstanding voting stock, voting together as a single class, is required for stockholders to alter, amend or repeal any provision of the bylaws or to adopt any additional bylaws.

Special Meetings of Stockholders

Subject to the rights of holders of any series of preferred stock or any other series or class of stock as set forth in our charter, our bylaws provide that a special meeting may be called only by the chairman of the board of directors or by the board of directors pursuant to a resolution adopted by a majority of the total number of our directors, including vacancies. The business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of meeting.

Stockholder Action by Written Consent

Our charter provides that corporate action may not be taken by written consent of stockholders.

Advance Notice Provisions for Stockholder Director Nominations and Stockholder Proposals

Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders.

Our bylaws provide that only individuals who are nominated pursuant to the notice of meeting or by, or at the direction of, our chairman of the board of directors or our board of directors, or by a stockholder who has given timely written notice to our secretary before the meeting at which directors are to be elected, will be eligible for election as one of our directors. The bylaws also provide that at an annual meeting only business may be conducted as has been brought before the meeting by, or at the direction of, the chairman of the board or our board of directors, or by a stockholder who has given timely written notice to our secretary of the stockholder’s intention to bring that business before the meeting.

Under these provisions, for notice of stockholder director nominations or proposals to be made at an annual meeting to be timely, the notice must generally be received by us:

•	not less than 70 days nor more than 90 days before the first anniversary of the previous year’s annual meeting, or

•	if the date of the annual meeting is advanced by more than 20 days, or delayed by more than 70 days, from the anniversary date, not earlier than 90 days before the meeting and not later than the later of (1) 70 days before the meeting and (2) 10 days after public announcement of the date of the meeting is first made.

However, if the number of directors to be elected is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased board of directors at least 80 days before the first anniversary of the preceding year’s annual meeting, a stockholder’s notice will be timely, but only with respect to nominees for any new positions created by that increase, if it is received by us not later than 10 days after the public announcement is first made by us. If directors are to be elected at a special meeting, the notice must be received by us not earlier than 90 days before the meeting and not later than the later of (1) 70 days before the meeting and (2) 10 days after public announcement of the date of the meeting. Stockholders may not bring business before a special meeting of stockholders under the bylaws.

Under the bylaws, a stockholder’s notice to us proposing to nominate an individual for election as a director must contain specified information, including the identity and address of the nominating stockholder and the beneficial owner, if any, the class and number of shares of stock that are owned beneficially and of record by the stockholder and the beneficial owner, and all information regarding the proposed nominee that would be required to be included in a proxy statement soliciting proxies for the proposed nominee. Under the bylaws, a stockholder’s notice relating to the conduct of business other than the nomination of directors must contain specified information about the proposed business and about the proposing stockholders, including a brief description of the business the stockholder proposes to bring before the meeting, the reasons for conducting the business at the meeting, the name and address of the stockholder and the beneficial owner, if any, the class and number of shares of stock owned beneficially and of record by the stockholder and the beneficial owner, and any material interest of the stockholder and the beneficial owner, if any, in the business so proposed. If the chairman of the board or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the bylaws, that person will not be eligible for election as a director, or that business will not be conducted at the meeting, as the case may be.

Classification of Directors

Our charter provides that directors will be divided into three classes serving staggered three-year terms so that approximately one-third of the board of directors is elected each year. Our charter also provides that, subject to the rights of the holders of any series of preferred stock or any other series or class of stock as set forth in the charter to elect additional directors under specified circumstances, the number of directors is fixed in accordance with the bylaws. Our bylaws provide that the number of directors is to be fixed from time to time pursuant to a resolution adopted by a majority of the board of directors, including vacancies, but will not consist of more than 11 nor less than three directors. As of March 31, 2001, the board of directors consisted of nine persons.

The classification of directors makes it more difficult for stockholders to change the composition of the board of directors. At least two annual meetings of stockholders, instead of one, will be required to effect a change in a majority of the board of directors.

Removal of Directors; Filling Vacancies on the Board of Directors

Our charter provides that a director may be removed only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of the then outstanding voting stock, voting together as a single class.

Under our bylaws, newly created directorships resulting from any increase in the number of directors or any vacancies on the board of directors may be filled by the affirmative vote of a majority of the directors then in office, subject to the rights, if any, of holders of our preferred stock. In addition, our bylaws provide that the directors elected to fill vacancies on the board of directors will hold office until the annual meeting of stockholders at which the term of office of the class to which they have been elected expires.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt securities, common stock, preferred stock, depositary shares or other securities. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. If we issue warrants, we will do so under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.

We have summarized selected provisions of the warrants below. If we offer any warrants, we will file the forms of warrant certificate and warrant agreement with the SEC, and you should read those documents for provisions that may be important to you.

The prospectus supplement relating to any warrants being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title of the warrants,

•	the aggregate number of warrants offered,

•	the designation, number and terms of the debt securities, common stock, preferred stock, depositary shares or other securities purchasable on exercise of the warrants, and procedures that may result in the adjustment of those numbers,

•	the exercise price of the warrants,

•	the dates or periods during which the warrants are exercisable,

•	the designation and terms of any securities with which the warrants are issued,

•	if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable,

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated,

•	any minimum or maximum amount of warrants that may be exercised at any one time,

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants, and

•	any other terms of the warrants.

Warrant certificates will be exchangeable for new warrant certificates of different denominations at the office indicated in the prospectus supplement. Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

Modifications

We may amend the warrant agreements and the warrants without the consent of the holders of the warrants to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding warrants.

We may also modify or amend various other terms of the warrant agreements and the warrants with the consent of the holders of not less than a majority in number of the then outstanding unexercised warrants affected. Without the consent of the holders affected, however, no modification or amendment may:

•	shorten the period of time during which the warrants may be exercised, or

•	otherwise materially and adversely affect the exercise rights of the holders of the warrants.

Enforceability of Rights

The warrant agent will act solely as our agent. The warrant agent will not have any duty or responsibility if we default under the warrant agreements or the warrant certificates. A warrant holder may, without the consent of the warrant agent, enforce by appropriate legal action on its own behalf the holder’s right to exercise the holder’s warrants.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these materials at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices located at Seven World Trade Center, New York, New York 10048 and at 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can also obtain information about us at the offices of the Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006-1500.

This prospectus is part of a registration statement we have filed with the SEC relating to the securities. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules. You may refer to the registration statement, exhibits and schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Web site.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the offered common stock. The documents we incorporate by reference are:

•	our Annual Report on Form 10-K for the year ended December 31, 2000,

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, and

•	the description of our common stock and associated preferred stock purchase rights contained in our Current Report on Form 8-K dated June 17, 1999.

In addition, we incorporate by reference any filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this registration statement and prior to the effectiveness of this registration statement.

You may request a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by writing or telephoning us at the following address:

Syntroleum Corporation

1350 South Boulder, Suite 1100

Tulsa, Oklahoma 74119

Attention: Director of Investor Relations

Telephone: (918) 592-7900

You should rely only on the information contained or incorporated by reference in this prospectus, the prospectus supplement and any pricing supplement. We have not authorized any person, including any salesman or broker, to provide information other than that provided in this prospectus, the prospectus supplement or any pricing supplement. We have not authorized anyone to provide you with different information. We are not making an offer of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, the prospectus supplement or any pricing supplement is accurate as of any date other than the date on its cover page.

PLAN OF DISTRIBUTION

We may sell the offered securities in and outside the United States through underwriters or dealers, directly to purchasers or through agents. The prospectus supplement will set forth the following information:

•	the terms of the offering,

•	the names of any underwriters or agents,

•	the purchase price,

•	the net proceeds to us,

•	any delayed delivery arrangements,

•	any underwriting discounts and other items constituting underwriters’ compensation,

•	the initial public offering price,

•	any discounts or concessions allowed or reallowed or paid to dealers, and

•	any commissions paid to agents.

Sale Through Underwriters or Dealers

If we use underwriters in the sale of the offered securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions, and the underwriters will be obligated to purchase all the securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, in which selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of our securities may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We may sell the securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any of these sales in the prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from selected types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may engage in transactions with us or may perform services for us in the ordinary course of their businesses.

LEGAL OPINIONS

Eric Grimshaw, our Vice President, Secretary and General Counsel, or Baker Botts L.L.P., our outside legal counsel, will issue an opinion about the legality of the offered securities for us. As of the date of this prospectus, Mr. Grimshaw owns options to purchase 120,097 shares of our common stock, of which 40,097 are currently exercisable. Any underwriters will be advised about issues relating to any offering by their own legal counsel.

EXPERTS

The audited consolidated financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.